Filed pursuant to Rule 253(g)(2)

File No. 024-11301

As filed with the Securities and Exchange Commission on March 4, 2021.

 OFFERING CIRCULAR

 CNote Notes

MAXIMUM OFFERING: $46,597,305

 CNote Group, Inc., a Delaware corporation (CNote, the Company, us or we), operates an online platform that allows investors to buy the Company’s CNote Notes as described below. In turn, we use investors’ capital to provide loans to CDFIs, which, as used in this offering circular, means organizations certified by the U.S. Department of the Treasury’s CDFI Fund as Community Development Financial Institutions (“CDFIs”). CDFIs directly provide loans to under-served population segments, such as women- and minority-owned businesses. Our CNote Notes pay interest at a current rate of 2.5% per annum, compounded monthly. Management may change the interest rate from time-to-time. Interest rate changes are at the sole discretion of CNote. However, any change in interest rates will only apply to CNote Notes issued on or after such change and do not apply to CNote Notes issued prior to any such change. Interest rate changes are at the sole discretion of CNote. An investor may withdraw up to 10% of the investor’s principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice, but subject to available proceeds from the loans we make to the CDFIs and the Company’s discretion to limit withdrawal requests. Management also retains discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds.

CNote will offer and sell, on a continuous basis, its CNote Notes (or the securities) described in this offering circular.  The CNote Notes will: be issued in periodic closings as minimum investments are committed to the Company and deployed with CDFIs; represent full and unconditional obligations of the Company; require a minimum investment per investor of $1.00; have a 30-month term; not be transferable to a third party without our express permission; and will bear the specified interest rate. This offering circular describes the general terms that apply to the CNote Notes and the manner in which they may be offered. The Company intends to use the proceeds of this offering exclusively to fund loans to CDFIs.

Investors should be prepared to hold their CNote Notes to maturity. With available funds, interest on the Notes will be payable on a monthly or compounded basis. Without availability of additional funds, investors may not receive any interest until the maturity date.

CNote Notes have a term of 30 months and will be callable, redeemable, and prepayable at any time by the Company for an amount equal to the principal amount of the note plus accrued and unpaid interest through the repurchase date.

CNote Notes are the general obligations of the Company and their repayment is not dependent or contingent upon our receipt of proceeds from any CDFI loan. We reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent.

For more information on the CNote Notes being offered, please see the section entitled “Notes Being Offered” beginning on page 26 of this offering circular.  We are offering up to $46,597,305 of CNote Notes pursuant to this offering circular.

We are offering CNote Notes in $0.01 increments, with a minimum investment per investor of $1.00, on a continuous basis directly through our CNote website located at https://mycnote.com. We may terminate this offering at any time in our sole discretion. At the present time, we do not anticipate using any underwriters to offer the CNote Notes. We may, however, engage registered investment advisers or broker-dealers to offer CNote Notes on their platforms.

The offering of the CNote Notes under this offering circular will commence two (2) calendar days following the qualification of the offering statement of which this offering circular is a part.

We were incorporated in Delaware in April 2016, and our principal address is 2323 Broadway, Oakland, CA 94612. Our phone number is (800) 449-6275.

Investing in our securities involves a high degree of risk, including the risk that you could lose all of your investment.  Please read the section entitled “Risk Factors” beginning on page 9 of this offering circular about the risks you should consider before investing.

	Price to the Public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other person	Total number of securities issued	Total proceeds to the issuer
CNote Notes (prices per Note)	$0.01	$0	$0.01	$0	46,597,305	$46,597,305

IMPORTANT NOTICES TO INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.  THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

This offering circular follows the offering circular disclosure format.

The date of this offering circular is March 4, 2021.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY	1

RISK FACTORS	9

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	16

USE OF PROCEEDS	17

ABOUT THE COMPANY	17

DESCRIPTION OF PROPERTY	23

THE CNOTE PLATFORM	23

NOTES BEING OFFERED	26

PLAN OF DISTRIBUTION	28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30

MANAGEMENT	33

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	35

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS	35

LEGAL MATTERS	36

EXPERTS	36

FINANCIAL STATEMENT AND NOTES TO FINANCIALS	F-1

OFFERING CIRCULAR SUMMARY

This summary highlights information contained in this offering circular and does not contain all of the information that you should consider in making your investment decision.  Before investing in our securities, you should carefully read this entire offering circular, including our consolidated financial statements and the related notes thereto and the information in “Risk Factors” beginning on page 9 of this offering circular and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 28 of this offering circular.  The financial information provided in this offering circular is for the fiscal years ended December 31, 2018 and 2019. On the basis of that time period, our auditors opined that certain conditions including expected future losses have raised doubt about the Company’s ability to continue as a going concern.

Unless the context otherwise requires, we use the terms “CNote,” “Company,” “we,” “us” and “our” in this offering circular to refer to CNote Group, Inc.

Who We Are

 We are an early-stage financial technology company providing investors the opportunity to acquire CNote Notes through an online platform: www.mycnote.com. We use all of the proceeds from this offering to provide loans to Community Development Financial Institutions (“CDFIs”), which organizations are approved by the CDFI Fund and which, in turn, directly provide loans to population segments under served by traditional banks and lenders, such as women- and minority-owned businesses. As of September 30, 2020, we have made loans to 16 CDFIs in the aggregate principal amount of $36.3 million and have received a total of approximately $11.0 million in payments. CDFIs have been in existence for over 25 years and originated from the Riegle Community Development and Regulatory Improvement Act of 1994. Over the last two and a half decades, CDFIs have grown to become an approximately $185 billion industry with participation from nearly every major bank in the United States. Despite these traditional sources of funding, the demand for loans made by CDFIs continues to grow faster than available traditional sources of funding, leading many CDFIs to seek new sources of diversified capital. CDFIs have grown in stature recently as a key source of local small business funding, including rural, low-to-moderate income and minority-owned businesses, garnering a special allocation of lending capital in the Paycheck Protection Program and Health Care Enhancement Act of 2020.

CNote’s goal is to provide a new source of debt financing to CDFIs – namely, loans provided from the capital raised from individual and institutional investors via our online platform. To support its operations and services over the course of its life, CNote has built a servicing and investment management technology, designed an underwriting process for CDFI borrowers as well as aggregated historical data on the CDFI sector. The Company has started exploring commercial applications for the software and data. The Company believes the wider use of technology in the impact investing and CDFI sector can result in a more efficient and timely capital deployment and in a more targeted impact created in underserved communities around the country.

 CDFI Overview

In order to receive certification by the U.S. Department of the Treasury, CDFIs, which are typically non-profit community lenders, must demonstrate a strong commitment to financial performance and community impact.  Based on a 2018 report by the Opportunity Finance Network (OFN), the national association for CDFIs, there are over 1,100 CDFIs with total assets over $185 billion, including loans to borrowers such as schools, community centers, affordable housing and minority and women-owned businesses. According to the analysis, 174 CDFIs who participated in the survey created over 1.5M jobs in the United States since their beginnings.

CDFIs currently receive the majority of their capital from large financial institutions and foundations. OFN reports that less than 5% of all funding for CDFIs come from individual investors, and of that amount, the bulk comes from accredited investors. In view of these dynamics, and the estimated shortfall of over $600 million facing the CDFI industry as a whole, CNote believes there is an opportunity for individual investors to support these community lenders. By investing in CNote Notes, investors will help support the CDFIs’ mission to provide responsible capital to a variety of borrowers, promoting community development and social impact.

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Our Solution

CNote has created a technology-driven platform that allows the Company to aggregate investor capital to make loans to CDFIs.  As of September 30, 2020, we have made loans to 16 CDFIs. In addition, we are in discussions with five additional potential CDFIs regarding possible lending relationships. Before we enter into a lending relationship with a potential CDFI, we conduct diligence and review its organizational structure and financial stability, historic track record, leadership and community impact.

Our website allows investors to commit to purchase CNote Notes upon completion of the registration process. The funds from investors are drawn in a series of Closings, which occur within 24 hours or as soon as reasonably practicable following the receipt by the Company of commitments from investors to purchase an aggregate of at least $200,000 in principal amount of CNote Notes (the “Closing Threshold”). If the Company desires to change the Closing Threshold, it will file a request with the Securities and Exchange Commission (the “SEC”) through a post-effective amendment of the offering statement to which this offering circular forms a part. We refer to the date on which a Closing occurs as the “Closing Date.” Once an investor completes the registration process and commits to purchase CNote Notes, an investor is deemed to have committed to invest at the next Closing. Until a Closing Threshold is reached, an investor may modify the amount such investor will invest by changing the amount of CNote Notes the investor elects to purchase. Once the Closing Threshold is reached, investors receive notice that a Closing will occur within the next 24 hours. On the Closing Date, funds will be drawn from the investor’s bank account. Interest begins accruing on the sixth (6th) business day following the investor’s Closing Date (the “Accrual Date”). CNote Notes are issued to the investor on the Accrual Date and held on our platform in electronic form. CNote Notes can be viewed under the “Documents” tab in the investor’s account dashboard by entering login-credentials.

Periodically, depending on the availability of, and demand for, capital, we use the aggregated investor capital to make loans to our CDFI borrowers. We pass along part of the interest we earn from these loans to the CNote Note investors, who may choose whether to receive interest on their CNote Notes each month, or to have this interest compounded on a monthly basis. An investor electing to have interest compounded on a monthly basis may receive that interest upon making early withdrawals pursuant to the terms described below under “—The Offering—Investor Withdrawals” or else at maturity of the CNote Notes. The proceeds of the loans we make to CDFIs are used, along with their other sources of financing, to lend to segments traditionally under-served by major financial institutions. Currently, the majority of the loans made by our CDFI borrowers go to minority- and women-owned businesses, affordable housing, communities facilities such as early child care centers and rehab facilities among others. Although CNote is not involved in the CDFIs’ vetting procedures, we monitor their lending activities, including any required reports to the U.S. Department of the Treasury on the borrowers to which they extend loans.

Currently, CNote’s loans to CDFIs have two layers of support which are expected to enhance the CDFIs’ ability to repay our loans. First, most of our loans are made to CDFIs with loan products that are affiliated with, or participate in, federal and state programs, that offer guarantees and/or loan loss reserve support for repayment. Second, CNote’s loans CDFIs are full recourse to the CDFIs and not reliant on proceeds from the loans each CDFI makes.

CNote Notes allow investors to make quarterly withdrawals of up to 10% of the investor’s principal and accrued, but unpaid, interest, generally upon 30 days’ notice, but subject to available proceeds from the loans we make to the CDFIs and the Company’s discretion to limit withdrawal requests. Management retains discretion to allow additional liquidity beyond the quarterly 10% cap, subject to available funds. CNote intends to use all of the proceeds of this offering to make loans to CDFIs.

Investors should be prepared to hold their CNote Notes to maturity. With available funds, CNote pays interest on the CNote Notes on a monthly or compounded basis. Without availability of additional funds, investors may not receive any interest until the maturity date. CNote Notes are the general obligations of the Company, regardless of payments received from any specific CDFI, and we reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent.

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 CNote’s goal is to address two important, current issues:

1)	CDFIs are actively seeking new sources of capital. The CDFI industry continues to experience double digit growth and yet does not have the capital it needs to fund all of the quality projects the industry aims to serve, including schools, centers and minority-run businesses. This results in a large, year over year gap, in funding, estimated at over $600 million in a 2014 CDFI Fund report. The OFN predicts that loans made by CDFIs will continue to experience a 15% year-over-year growth rate. The need for capital by CDFIs is augmented by social-economic consequences of the COVID-19 related disruption of the economy and slowdown in lending by traditional financial institutions. Fair access to capital is continued to be an issue in many vulnerable communities around the country and CDFIs are on the frontlines to ensure equal opportunities to all.

2)	At the same time, investors are increasingly looking to align their money with their values. Numerous sources, including the Wall Street Journal, have reported that women and millennials are very interested in investing in organizations that are aligned with their values.

We use technology, data analytics, and a proprietary liquidity algorithm to match investors’ funds with the funding needs of the CDFIs. In the course of determining whether to enter into a lending relationship with CDFI borrowers, CNote conducts three levels of diligence on every potential CDFI borrower, including the following:

1)	Peer Review - AERIS is the national rating agency for the CDFI industry. AERIS prepares in-depth reports on CDFIs’ financial performance and are relied upon by major banks and government entities. CNote is reviewing AERIS generated data on CDFIs when available. CNote is also working with OFN, the national association for CDFIs, to assess potential CDFI borrowers. This review is important as OFN maintains the deepest base of knowledge of CDFI trends, challenges and performance over the last two decades.

2)	CNote Review - CNote conducts its own assessment of each potential CDFI borrower’s historical financial performance and social impact. This process includes, among other things, a review of financial and portfolio performance, audited financial statements, lending and operational policies, composition of the team and the board and strategic plan and interviews with the leadership team, board members and clients of potential CDFI borrowers.

3)	Third-Party Review – CNote will engage a third-party social finance committee, with expertise in the CDFI industry, and with no ties, financial or otherwise, either to us or to the potential CDFI borrower, to provide tertiary, third-party assessments of potential CDFI borrowers, including geo-specific and product-specific risks to be identified. The members of the third-party social finance committee engaged by CNote vary based on the domicile and type of the potential CDFI borrower. The engagement is fully voluntary and is not compensated.

The overall due diligence process typically takes between two to four weeks to complete.

 CNote Platform

We currently operate an online platform, where investors can manage their accounts and purchase CNote Notes. The CNote Notes, as more fully described in this offering circular, are general obligations of the Company, regardless of payments received from any specific CDFI borrower.  CNote will provide investors information on CDFI borrowers we have made loans to in the past and details on the types of projects they fund and their social impact, which may include stories from prior specific borrowers. However, we will not be directly connecting investors to CDFIs or to their borrowers.

Prospective CNote Notes investors will create a username and password, and indicate agreement to our terms and conditions and privacy policy.

The following features are available to participants in the CNote Notes program through our platform:

●	Available Online Directly from Us. You must purchase CNote Notes directly from us through our platform.

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●	No Purchase Fees Charged. We will not charge you any commission or fees to purchase CNote Notes through our platform. However, if you engage any financial intermediaries to manage your account or investments, these intermediaries may charge you commissions or fees.

●	Invest as Little as $1. You will be able to build ownership over time by making purchases as low as $1.

●	Flexible, Secure Payment Options. You may purchase CNote Notes with funds electronically withdrawn from your checking or savings account using our platform.

●	Manage Your Portfolio Online. You can view your investments, returns, and transaction history online, as well as receive tax information and other portfolio reports. Once you are registered, you may also make additional investments in CNote Notes, or withdrawals from your account, by logging into your existing account, visiting the Account Overview page, and either electing to increase the amount you have invested by purchasing additional CNote Notes, or electing to withdraw from your existing balance.

 Proceeds from the CNote Notes in this offering will be used to make loans to CDFIs. However, CNote Notes are not dependent upon any particular loan and remain, at all times, the general obligations of CNote regardless of payments received from any specific CDFI. Funds from the CNote Notes contemplated in this offering may be aggregated with funds from our disbursement account along with other funds from institutional and accredited investors to collectively fund the loans to CDFIs.  Final decisions on use of proceeds allocations will be made by management on a loan-by-loan basis.

In order to provide investors with insight into the social objectives and impact of our CDFI borrowers, CNote will provide information and insight on historical loans made and projects funded, and may also provide metrics such as percentage of businesses supported by our CDFI borrowers that are, for example, women-owned. These stories and metrics are for informational purposes only, and we do not make any representations about, or solicit contributions to, a particular loan to a particular CDFI. The Company does not provide information about its current lending opportunities and investors do not have the ability to direct their investments in CNote Notes to a loan to a particular CDFI, or to a particular borrower. Past performance is not indicative of future results.

 Strategic Relationships

 We attract CDFI borrowers as well as investors from our outreach efforts, and through strategic relationships.  From time to time, we have pursued strategic relationships to enhance the visibility of our platform and services, and to encourage potential lending relationships through referrals. These efforts include engagement with membership organizations, corporate entities, and others who refer potential members to us. Potential investors who learn about CNote through these and other avenues must register on our website to make investments in CNote Notes. Current and future relationships may not require an investor to complete the entire registration and investment process on our website, but any such partnered platforms would be registered investment advisers or broker-dealers. Similarly, our partners’ APIs may allow prospective investors to accelerate the registration process by pre-populating basic biographic information.

 Competitive Strengths

We believe we benefit from the following competitive strengths compared to other alternatives:

 We are part of a fast-growing impact investment industry. The Global Impact Investing Network estimates the impact investment industry to be worth over $700 billion in the United States, which has continued to grow each year. Currently available impact investment products are subject to two central limitations:

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1)	They are reserved for accredited investors only. Over 90% of all impact investment products are offered solely to accredited investors. This is despite evidence that has identified strong interest – according to different surveys, 80-90% of women and 80-95% of millennials surveyed – would prefer their investments to align with their values.

2)	The majority of available impact options do not offer a competitive return. As a result, would-be investors are required to evaluate the trade-off between earning an acceptable return and making a positive social impact.

 We offer competitive returns to investors seeking a medium-term fixed income alternative. Currently, there is a limited number of options available to investors seeking fixed income solutions in the impact space. CNote expects to attract these investors by offering competitive returns and greater visibility into created impact compared to other investment products.

We have an advisory board of focused industry leaders.  Our advisory board members have extensive and diverse experience in a variety of fields, including CDFIs, financial technology, and entrepreneurship. We hope to leverage their insight and relationships to hone and develop our products and strategies.

Strategy

 We will pursue the following strategies:

Continue to attract top talent.  To grow our business, we need to attract experienced professionals in technology, credit and risk assessment, marketing, and finance to implement exceptional risk assessment and management tools in our underwriting process. We plan to supplement key roles as we ramp up our operations by using consultants and advisers.

Conduct due diligence, and routinely monitor CDFI borrowers.  CNote has built a proprietary technology to complement a hands-on approach to underwriting and monitoring our CDFI borrowers to ensure consistent performance quality.

We have developed a three-part diligence process, which we use to evaluate potential CDFI borrowers with the goal of partnering with innovative and financially strong CDFIs across the country.

Additionally, once we have made loans to CDFIs, we ensure that they continue to meet their performance standards. We monitor our CDFI borrowers through a routine quarterly compliance review supported by ad-hoc check-ins during unprecedented times like the COVID-19 related shutdown. The CDFI borrowers should be in a good status according to the proprietary underwriting risk matrix before receiving any additional loans from CNote. “Good status” is defined as having a risk score above average (average is determined based on the historical data analysis).

Scale our business to become a national leader in our sector.   We are focused on growing our national footprint and are testing business development and marketing efforts in multiple channels.  Increased awareness of our products and services will enable us to scale our lending capacity and attract both new investors and potential CDFI borrowers to our platform.

Continue investing in the technology and database build out. We believe the technology and the data is the key to unlocking more capital into underserved communities around the country. We continue improving the clients’ experience to initiate and manage their investments in CNote Notes, enhancing the engagement with our CDFI borrowers to bring more efficiency into the underwriting and monitoring process and building our database of needs and opportunities in at-risk communities for faster deployment of capital.

 Risks Affecting Us

 Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 9.  These risks include, but are not limited to the following:

●	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	We have a history of operating losses and may not achieve consistent profitability in the future.

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●	We operate in a highly regulated industry, and our business may be negatively impacted by changes in the regulatory environment.

●	Our business may be negatively impacted by worsening economic conditions and fluctuations in the credit market.

●	CDFIs may be negatively impacted by political or administrative actions, which could include decreased federal or state support for CDFIs or rollback of supportive policies.

●	We depend on third party service providers for essential functions of our operations, including our payment processing, and the loss of any of these service providers or any disruption in their provided services could materially affect our operations.

●	Holders of CNote Notes are exposed to the credit risk of the Company.

●	There is no public market for CNote Notes and none is expected to develop, and investors should be prepared to hold their CNote Notes through the term of their maturity.

Our Company

We were incorporated in Delaware in April 2016 and began operations in April 2016.  Our principal address is 2323 Broadway, Oakland, CA 94612.  Our phone number is (800) 449-6275. As of September 30, 2020, we have eight full-time and one part-time employees and also rely on outside consultants for various technical and business functions. Our website is https://mycnote.com.  Except for this offering circular and our other public filings with the SEC pursuant to the requirements of SEC Regulation A, information found on, or accessible through, our website is not a part of, and is not incorporated into, this offering circular, and you should not consider it part of this offering circular.  For more information, please see our filings on www.sec.gov.

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The Offering

Securities offered by us CNote Notes

CNote Notes

The CNote Notes will:

●     require a minimum investment per investor of $1.00;

●     represent a full and unconditional obligation of the Company;

●     be issued on a periodic basis once the closing threshold is committed, on the date designated as an Accrual Date, with CNote having no discretion to change the Closing Threshold absent requalification by the SEC of the offering statement of which this offering circular forms a part;

●     beginning on the sixth business day after issuance, bear interest at the current rate fixed at 2.5%, compounded monthly and payable at maturity, unless the investor elects to receive interest on a monthly basis;

●     bear interest at fixed rates. The interest rate with respect to any series of CNote Notes will be disclosed to investors prior to purchase. Subsequent changes in interest rates will only be applied to CNote Notes issued on or after such change and do not apply to CNote Notes issued prior to any such change. The rate can range between 1.5% and 3.0%. Changes made to interest rates paid on CNote Notes sold under this offering circular, or any supplement hereto, will not fall outside of the specified range. Changes made to interest rates paid on CNote Notes following the date of this offering circular will be disclosed to prospective investors through the distribution of a supplement to this offering circular describing the new interest, which supplement will be filed with the SEC and distributed to prospective investors along with this offering circular;

●     permit an investor to withdraw up to 10% of the investor’s principal, and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice. See "Investor Withdrawals" below;

●     have a term of 30 months and will be callable, redeemable, and prepayable at any time by the Company for an amount equal to the principal amount of the note plus accrued and unpaid interest through the repurchase date;

●     not be payment dependent on any underlying CDFI loan or loans issued on our online investment platform; and

●     not be transferable to a third party without our express permission.

Investors should be prepared to hold their CNote Notes to maturity. The Company retains the discretion to limit withdrawal requests prior to maturity depending on available funds from loans to our CDFI borrowers and other cash available to the Company. Thus, investors may not receive any interest until the maturity date. CNote Notes are the general obligations of the Company and we reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent.

Principal amount of CNote Notes	We will not issue securities hereby having gross proceeds in excess of 46,597,305. The securities we offer hereby will be offered on a continuous basis.

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Regulation A Tier	Tier 2

CNote Notes Purchasers	The CNote Notes are being offered to both “accredited investors” as defined under Rule 501 of the Securities Act of 1933, as amended, and non-accredited investors. Pursuant to Rule 251(d)(2)(C), non-accredited investors who are natural persons may only invest the greater of 10% of their annual income or net worth. Non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Manner of offering	See section titled “Plan of Distribution” beginning on page 26 of this offering circular.

How to invest	Visit https://mycnote.com and click the “Get Started” link on the home page to register and create an account. In some cases, APIs used by our partners may allow you to accelerate the application process by pre-populating basic biographical information.

Investor Withdrawals	Each quarter, investors may elect to withdraw up to 10% of their principal and accrued, but unpaid, interest, generally upon 30 days’ notice and subject to available funds from loans to our CDFI borrowers and other cash available to the Company. Management retains discretion to allow additional withdrawals, subject to available funds. Investors should nevertheless be able and prepared to hold their CNote Notes for the full length of their terms.

Use of proceeds

If we realize $46,597,305 of gross proceeds from the sale of CNote Notes under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $46,597,305. Our offering expenses, which we estimate at approximately $20,000, as well as operating expenses and other corporate expenses, will be paid out of cash flow from operations and other capital raised. We intend to use all the proceeds from this offering to fund loans to CDFIs. See “Use of Proceeds” on page 16 of this offering circular.

Risk factors	See the section titled “Risk Factors” beginning on page 9 of this offering circular for a discussion of factors that you should read and consider before investing in our Securities.

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RISK FACTORS

Investing in our CNote Notes is speculative and involves a high degree of risk. Before deciding whether to invest, you should consider carefully the risks and uncertainties described below, our consolidated financial statements and related notes, and all of the other information in this offering circular. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be adversely affected. As a result, the value of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Industry

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration, and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future. To the extent it is determined that the loans we make to CDFIs were not originated in accordance with all applicable laws, we may be obligated to repurchase any portion of the loan we had sold to a third party. We may not have adequate resources to make such repurchases.

Worsening economic conditions or a changing political climate may result in decreased demand for our loans, cause the CDFIs’ default rates to increase, and adversely affect our operating results.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the lending industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, the political climate, unemployment levels, and interest rates, as well as events such as natural disasters, acts of war, terrorism, and catastrophes. The small business borrowers the CDFIs serve may be more sensitive to these macroeconomic factors.

Domestic policy decisions could affect the economic or legal situations of CDFIs, and their borrowers. For instance, the national CDFI Fund, which provides funding and support dollars to CDFIs, may be reduced or eliminated. Similarly, regulations promulgated under the Community Reinvestment Act, if altered or repealed, could materially affect CDFIs, and their access to capital.  Losing access to state or federal funding could make it more likely that CDFI borrower would default on their obligations to us in the event they are unable to collect on the loans they make to borrowers, who may be more sensitive to macroeconomic factors.

Other industry players may begin or increase lending to CDFIs.

Although we believe our online investment platform presents a new opportunity for CDFIs to access debt financing, others are not precluded from entering, and competing in, this arena. We face potential competition from a variety of sources, including newly-formed companies or existing lenders. Competition in the financial technology sector is intense, and we may be unable to compete against other players in the financial technology sector (such as Lending Club, Funding Circle, and Prosper), commercial banks (such as Bank of America and Wells Fargo), and community banks and credit unions. Our competitors, especially banks, have substantially more resources than we do and spend millions of dollars on marketing. If we are unable to attract partners, or repeat partners, our results of operations will be adversely affected.

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 Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled personnel, especially engineering and data analytics personnel, is extremely intense, and we could face difficulty identifying and hiring qualified individuals in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the value, or the perceived market value, of our stock after any offering may adversely affect our ability to attract or retain highly skilled technical, financial, marketing, or other personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

Risks Related to Our Company

We are an early-stage startup with a history of net losses, and we may never become profitable.

In our fiscal year ended December 31, 2019, we had a net loss of approximately $1.16 million. We do not expect to be profitable for the foreseeable future. If we are unable to obtain or maintain profitability, we will not be able to attract new investors, compete, or maintain operations.

We have a limited operating history in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

●	increase the number and total volume of loans and other products we extend to our partners;

●	increase the number of the CDFIs to which we make loans;

●	improve the terms on which we lend to the CDFIs as our business becomes more efficient;

●	increase the effectiveness of our business to business marketing and lead generation through referral sources;

●	successfully develop and deploy new products;

●	favorably compete with other companies that are currently in, or may in the future enter, the business of lending money to CDFIs;

●	successfully navigate economic conditions and fluctuations in the credit market;

●	effectively manage the growth of our business; and

●	successfully expand our business into adjacent markets.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

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We rely on capital to grow our business.

As our business scales and loan volume increases, we will require increasing amounts of capital to build our operations. We have to carefully manage capital as we are not yet profitable. Our inability to attract sufficient capital at all or on favorable terms will impact our ability to grow and remain in business.

If we are unable to raise substantial funds, our results of operations could be adversely affected.

This offering is being made on a “best efforts” basis, meaning we are only required to use our best efforts to sell the CNote Notes and there is no third-party firm commitment or obligation to purchase any of the CNote Notes. As a result, we cannot assure of the amount of proceeds that will be raised in this offering. If we are unable to raise substantial funds in this offering, we will make fewer loans, resulting in less diversification in terms of the number of loans made and the geographic regions in which the CDFIs are located. In such event, our results of operations would be more adversely impacted by the failure of one CDFI to make its debt service payments than if we were able to make a greater number of loans.

We face potential competition from future CDFI lenders, and if we do not compete effectively, our operating results could be adversely affected.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to explore new market opportunities.

 Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. Further, to the extent that the fees we pay to our strategic partners and borrower referral sources are not competitive with those paid by our competitors, whether on new loans or renewals or both, these partners and sources may choose to direct their business elsewhere. Those competitive pressures could also result in us reducing our interest rates or being more flexible on the terms we provide to CDFIs. All of the foregoing could adversely affect our business, results of operations, financial condition, and future growth.

The CNote Notes are unsecured obligations of the Company.

 If we are unable to make payments required by the terms of the CNote Notes, you will have an unsecured claim against us. CNote Notes are, therefore, subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover any remaining funds. Moreover, your claim may be subordinate to that of our senior secured creditors, if any, to the extent of the value of their security interests. In the event the Company does not have sufficient capital available to repay the outstanding CNote Notes, holders of CNote Notes would be general unsecured creditors of the Company and would rank equally with other unsecured creditors of the Company. Any payments made to the Company’s unsecured creditors would be made pro rata among all such other unsecured creditors, including the Holders of the CNote Notes after all senior secured creditors.

Our risk management efforts may not be effective.

 We could incur substantial losses, and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the fiscal responsibility and performance of our CDFI borrowers do not adequately identify potential risks, the risk profile of such customers could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

Our allowance for loan losses will be determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

We have established a loan loss reserve of approximately 2% of our assets under management, which may not be adequate to address losses should a CDFI borrower, irrespective of its full resource obligation, be unable to pay back an investor’s principal and or interest per the agreement.

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We are responsible to pay on CNote Notes, regardless of loan losses. As a result, we face the risk that, if our CDFI borrowers fail to repay their loans in full, any such failure could lead us to incur losses directly, as well as indirectly in that investors on our loan platform might be less willing to continue investing in our loans. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience.

We depend on our reputation to attract interest from CDFIs and purchasers of the CNote Notes.

We depend heavily on our relationships and our reputation to attract potential CDFIs, many of whom we reach either through different CDFI coalitions or by word of mouth. If for any reason our reputation suffers, we may face difficulties attracting CDFI borrowers, which could in turn affect our ability to make loans and return capital to investors.

If our reputation suffers, we will also face difficulty in attracting additional investors in the CNote Notes. Additionally, to the extent that potential investors view our products as similar to, or interchangeable with, other alternative investment platforms or marketplace lenders (such as Lending Club, Funding Circle or Prosper), we may struggle to attract individual investors.

At this stage, many of our loans will be unsecured obligations of the CDFIs.

At this stage, many of our loans to the CDFIs are unsecured obligations. This means that, for those loans, we will not be able to foreclose on any assets of the CDFIs in the event of their default. This may limit our recourse in the event of a default. If the CDFIs are unable to realize on any collateral securing the loans that they make if a default occurs, their ability to repay CNote and, consequently our ability to repay the CNote Notes, may be adversely impacted.

We currently rely on existing CDFIs to identify, underwrite and service quality borrowers in their respective borrower segments.

Although we conduct due diligence on potential CDFIs borrowers, and continue to monitor their operations once we make loans to these CDFIs, we are nevertheless dependent on the CDFIs’ ability to identify, underwrite and service borrowers in their respective segments. We cannot control their operations once loans are made. Though the loans we make to the CDFIs are full recourse to the CDFI, and while it has historically rarely happened, it is possible that a CDFI could become insolvent, shut down, or otherwise cease their operations. In these events, our ability to collect on our CDFI loans and, in turn to pay our CNote Note investors, could be compromised.

The COVID-19 outbreak may adversely affect our operating results.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, COVID-19 may have a negative impact on the ability of the Company to attract new CDFIs. At this time, we are unable to predict the extent or nature of these impacts to our future financial condition and results of operations.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from investors and potential investors. There are federal, state, and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure, and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims, and sustain monetary penalties, or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with other binding laws or with our current policies and practices. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.

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 We rely on third-party service providers to deliver many of our services. Any disruption in services from these service providers, including any disruption of service at their data centers, could interrupt or delay our ability to deliver our service to the holders of the CNote Notes and the CDFIs.

 We currently use third-party service providers, such as Dwolla, to handle many components of our operations. These service providers may themselves rely on third-party data center hosting facilities. The continuous availability of our service depends on the operations of these service providers, on data facilities, on a variety of network service providers, on third-party vendors, and on data center operations staff. In addition, we depend on the ability of our third-party providers to protect the facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new service providers and services. Even with current disaster recovery arrangements, our business could be harmed.

Design and mechanical errors or failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platform. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters, or security breaches, whether accidental or willful, could harm our relationships with customers and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our future insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high-quality customer service, any such disruptions could negatively impact our ability to run our business and cause lengthy delays in providing needed services which could adversely affect our business, results of operation and financial condition.

We are reliant on the efforts of our management team.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business. We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees.

All of our employees are at-will and can leave us at any time.

Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

We have a small number of employees, each of whom is important to our success.

We have only seven full-time and one part-time employees. Each of them plays a significant role in our success. Our team covers the following functional duties: engineering and programming, sales and marketing, finance and credit, legal and regulatory, and administration and operations. The loss of any of our employees could have a material adverse impact on our operations. Additionally, because each employee plays such a critical role in a company of this size, any instances of human error or exercises of poor business judgment could negatively impact our company.

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We do not currently have a backup, outside servicing firm to service partner payments.

We currently service all of our loans and although we are evaluating a contract with a potential partner, do not have a backup outside servicer at this time. Loan servicing is an increasingly regulated industry, with various federal and state laws governing the collection of consumer and small business loans, and none of our employees currently devote all of their time to our loans as their time is divided among many responsibilities. Although we are in the process of evaluating potential options, we currently do not have a ready backup servicer in the event that we are suspended from servicing, or are suddenly unable to service our loans. Our failure to comply with applicable regulations, or our inability to service loans, would adversely affect our operations.

Compliance with Regulation A and reporting to the SEC could be costly.

Compliance with Regulation A could be costly and requires legal and accounting expertise. Because the new rules implementing Title IV of the Jumpstart Our Business Startups Act of 2012 took effect in June 2015, we have limited experience complying with the new provisions of Regulation A or making the public filings required by the rule. Besides qualifying this Form 1-A, we must file an annual report on Form 1-K, a semiannual report on Form 1-SA, and current reports on Form 1-U.

Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements, our activities may be restricted, and this offering may be invalidated.

We do not believe that at any time we will be deemed to be an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), as we do not intend on trading or selling securities and thus believe we are exempt pursuant to Section 3(b)(1) of the 1940 Act.  However, if at any time we are deemed an “investment company” we may be subject to certain restrictions on our operations and the issuance of CNote Notes, and may have imposed upon us certain burdensome requirements, including registration as an investment company, adoption of a specific form of corporate structure, and reporting, recordkeeping, voting, proxy, compliance policies and procedures, as well as additional disclosure requirements. Additionally, as Regulation A is not available to companies that are investment companies registered under, or required to be registered under, the 1940 Act, in the event that we were deemed to be an investment company, the offering, and the CNote Notes sold pursuant to this offering, may be invalidated.

Investors must consent to the jurisdiction of the State of California for most claims.

The Form of CNote Note requires investors to consent to the jurisdiction of the state courts located within San Francisco County, California, the location of the Company’s principal office. Investors located outside the State of California may have difficulty bringing any legal claim against us due to geographic limitations and may find it difficult and costly to respond to claims. This choice of forum provision may limit a holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find this provision of our Form of CNote Note to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

THIS EXCLUSIVE FORUM PROVISION WOULD NOT APPLY TO SUITS BROUGHT TO ENFORCE A DUTY OR LIABILITY CREATED BY THE SECURITIES ACT, EXCHANGE ACT OR ANY OTHER CLAIM FOR WHICH THE U.S. FEDERAL COURTS HAVE EXCLUSIVE JURISDICTION.

Our Terms of Use require holders of the CNote Notes to submit any dispute to binding arbitration and limit the ability of holders to bring class action lawsuits or seek remedies on a class basis.

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By purchasing the CNote Notes in this offering, you agree to be bound by the arbitration and class action waiver provisions contained in our Terms of Use (available at https://www.mycnote.com/TOS), and by extension the CNote Notes. Pursuant to the Terms of Use, the holders of CNote Notes and the Company will agree to (i) resolve disputes, controversies and claims of the holders of CNote Notes through binding arbitration instead of through courts of general jurisdiction or through a class action and (ii) waive the right to participate in any class action or joint arbitration. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the Terms of Use is enforceable under federal law and the laws of the State of Delaware. As a result, you may not be able to pursue litigation for disputes regarding the CNote Notes in state or federal courts against us or our directors or officers, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys’ fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding. Although holders of CNote Notes will be subject to the arbitration provisions of the Terms of Use, the arbitration provisions do not preclude holders of CNote Notes from pursuing claims under the U.S. federal securities laws in federal courts. THE ARBITRATION PROVISIONS OF THE TERMS OF USE ARE NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF CNOTE NOTES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE ARBITRATION PROVISIONS OF THE TERMS OF USE DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

The Terms of Use provide that the Company and the holders of the CNote Notes will waive the right to class action of any claim they may have against us arising out of or relating to our CNote Notes or the Subscription Agreement. If we were to oppose a class action demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to class action. These restrictions on the ability to bring a class action lawsuit may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company. The holders of the CNote Notes will be subject to these provisions of the Terms of Use to the extent permitted by applicable law. THE WAIVER OF THE RIGHT TO CLASS ACTION CONTAINED IN THE TERMS OF USE IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF CNOTE NOTES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE CLASS ACTION WAIVER PROVISION OF THE TERMS OF USE DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Risks Related to CNote Notes

Holders of CNote Notes are exposed to the credit risk of the Company.

CNote Notes are our full and unconditional obligations. If we are unable to make payments required by the terms of the CNote Notes, you will have an unsecured claim against us. CNote Notes are therefore subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover any remaining funds. Moreover, your claim may be subordinate to that of our senior secured creditors to the extent of the value of their security interests.  Holders of CNote Notes would be ranked equally with other unsecured creditors of the Company and payments, if any, would be made pro rata with all such other unsecured creditors of the Company before any class of equity holder but after all senior secured creditors.

Holders of CNote Notes are exposed to the credit risk of the CDFI borrowers.

We make loans to CDFIs, which in turn make loans in the communities underserved by traditional financial institutions. Although our operations seek to diversify exposure by investing in a variety of CDFIs, if the CDFIs are unable to collect on their loans and are unable to make payments required by the terms of our loans to them, we may be unable to make payments required by the terms of the CNote Notes. As described above, you would then have an unsecured claim against us.

We currently have made loans to a limited number of CDFIs.

We currently have made loans to 16 CDFIs. Thus, our loans are concentrated in a limited number of borrowers, and the holders of the CNote Notes are subject to risks resulting from this lack of diversification. Any single CDFI’s negative performance could have an adverse effect on our performance. There can be no assurance that we will be able to identify or attract a greater number of CDFI borrowers to enhance the diversification.

 There has been no public market for CNote Notes, and none is expected to develop.

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CNote Notes are newly issued securities. Although under Regulation A the securities are not restricted, CNote Notes are currently not liquid securities. No public market has developed nor is expected to develop for CNote Notes, and we do not intend to list CNote Notes on a national securities exchange or interdealer quotational system. You should be prepared to hold your CNote Notes through their maturity dates as CNote Notes currently are not liquid investments, nor do we anticipate that they will be a liquid investment at any time in the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us.  The forward-looking statements are contained principally in “Offering Circular Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Business.”  Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities.  Forward-looking statements include all statements that are not historical facts.  In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.  Those risks include those described in “Risk Factors” and elsewhere in this offering circular.  Given these uncertainties, you should not place undue reliance on any forward-looking statements in this offering circular.  Also, forward-looking statements represent our beliefs and assumptions only as of the date of this offering circular.  You should read this offering circular and the documents that we have filed as exhibits to the Form 1-A of which this offering circular is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this offering circular speaks only as of the date on which it is made.  Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.  All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

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USE OF PROCEEDS

If we realize an aggregate of $46,597,305 from the sale of CNote Notes under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $46,597,305. Our offering expenses, which we estimate at approximately $20,000, as well as operating expenses and other corporate expenses, will be paid out of cash flow from operations and other capital raised. We intend to use all of the proceeds from this offering to fund loans to CDFIs.  See “Risk Factors — Risks Related to Our Company.”

ABOUT THE COMPANY

Who We Are

We are an early-stage financial technology company providing investors the opportunity to acquire CNote Notes through an online platform: www.mycnote.com. We use all of investors’ capital to provide loans to Community Development Financial Institutions (“CDFIs”), which organizations are approved by the CDFI Fund and which, in turn, directly provide loans to population segments under served by traditional banks and lenders, such as women- and minority-owned businesses. As of September 30, 2020, we have made loans to 16 CDFIs in the aggregate principal amount of $36.3 million and have received a total of approximately $11.0 million in payments. CDFIs have been in existence for over 25 years and originated from the Riegle Community Development and Regulatory Improvement Act of 1994. Over the last two and a half decades, CDFIs have grown to become an approximately $185 billion industry with participation from nearly every major bank in the United States. Despite these traditional sources of funding, the demand for loans made by CDFIs continues to grow faster than available traditional sources of funding, leading many CDFIs to seek new sources of diversified capital. CDFIs have grown in stature recently as a key source of local small business funding, including rural, low-to-moderate income and minority-owned businesses, garnering a special allocation of lending capital in the Paycheck Protection Program and Health Care Enhancement Act of 2020.

CNote’s goal is to provide a new source of debt financing to CDFIs – namely, loans provided from the capital raised from individual and institutional investors via our online platform. To support its operations and services over the course of its life, CNote has built a servicing and investment management technology, designed an underwriting process for CDFI borrowers as well as aggregated historical data on the CDFI sector. The Company has started exploring commercial applications for the software and data. The Company believes the wider use of technology in the impact investing and CDFI sector can result in a more efficient and timely capital deployment and in a more targeted impact created in underserved communities around the country.

CDFI Overview

In order to receive certification by the U.S. Department of the Treasury, CDFIs, which are typically non-profit community lenders, must demonstrate a strong commitment to financial performance and community impact.  Based on a 2018 report by the Opportunity Finance Network (OFN), the national association for CDFIs, there are over 1,100 CDFIs with total assets over $185 billion, including loans to borrowers such as schools, community centers, affordable housing and minority and women-owned businesses. According to the survey, 174 CDFIs who participated in the survey created over 1.5M jobs in the United States since their beginnings.

CDFIs currently receive the majority of their capital from large financial institutions and foundations. OFN reports that less than 5% of all funding for CDFIs come from individual investors, and of that amount, the bulk comes from accredited investors. In view of these dynamics, and an estimated shortfall of over $600 million facing the CDFI industry as a whole, CNote believes there is an opportunity for individual investors to support these community lenders. By investing in CNote Notes, investors will help support the CDFIs’ mission to provide responsible capital to a variety of borrowers, promoting community development and social impact.

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Our Solution

 CNote has created a technology-driven platform that allows the Company to aggregate investor capital to make loans to CDFIs.  As of September 30, 2020, we have made loans to 16 CDFIs. In addition, we are in discussions with five additional potential CDFI borrowers regarding possible lending relationships. Before we enter into a lending relationship with a CDFI, we conduct diligence and review its organizational structure and financial stability, historic track record, leadership and community impact.

Our website allows investors to commit to purchase CNote Notes upon completion of the registration process. The funds from investors are drawn in a series of Closings, which occur within 24 hours or as soon as reasonably practicable following the receipt by the Company of commitments from investors to purchase an aggregate of at least $200,000 in principal amount of CNote Notes (the “Closing Threshold”). If the Company desires to change the Closing Threshold, it will file a request with the Securities and Exchange Commission (the “SEC”) through a post-effective amendment of the offering statement to which this offering circular forms a part. We refer to the date on which a Closing occurs as the “Closing Date.” Once an investor completes the registration process and commits to purchase CNote Notes, an investor is deemed to have committed to invest at the next Closing. Until a Closing Threshold is reached, an investor may modify the amount such investor will invest by changing the amount of CNote Notes the investor elects to purchase. Once the Closing Threshold is reached, investors receive notice that a Closing will occur within the next 24 hours. On the Closing Date, funds will be drawn from the investor’s bank account. Interest begins accruing on the sixth (6th) business day following the investor’s Closing Date (the “Accrual Date”). CNote Notes are issued to the investor on the Accrual Date and held on our platform in electronic form. CNote Notes can be viewed under the “Documents” tab in the investor’s account dashboard by entering login-credentials.

Periodically, depending on the availability of, and demand for, capital, we use the aggregated investor capital to make loans to our CDFI borrowers. We pass along part of the interest we earn from these loans to the CNote Note investors, who may choose whether to receive interest on their CNote Notes each month, or to have this interest compounded on a monthly basis. An investor electing to have interest compounded on a monthly basis may receive that interest upon making early withdrawals pursuant to the terms described below under “—The Offering—Investor Withdrawals” or else at maturity of the CNote Notes. The proceeds of the loans we make to CDFIs are used, along with their other sources of financing, to lend to segments traditionally under-served by major financial institutions. Currently, the majority of the loans made by our CDFI borrowers go to minority- and women-owned businesses, affordable housing, communities facilities such as early child care centers and rehab facilities among others. Although CNote is not involved in the CDFIs’ vetting procedures, we monitor their lending activities, including any required reports to the U.S. Department of the Treasury on the borrowers to which they extend loans.

Currently, CNote’s loans to CDFIs have two layers of support which are expected to enhance the CDFIs’ ability to repay our loans.  First, most of our loans are made to CDFIs with loan products that are affiliated with, or participate in, federal and state programs, that offer guarantees and/or loan loss reserve support for repayment. Second, CNote’s loans CDFIs are full recourse to the CDFIs and not reliant on proceeds from the loans each CDFI makes.

CNote Notes allow investors to make quarterly withdrawals of up to 10% of the investor’s principal and accrued, but unpaid, interest, generally upon 30 days’ notice, but subject to available proceeds from the loans we make to the CDFIs and the Company’s discretion to limit withdrawal requests. Management retains discretion to allow additional liquidity beyond the quarterly 10% cap, subject to available funds. CNote intends to use all of the proceeds of this offering to make loans to CDFIs.

Investors should be prepared to hold their CNote Notes to maturity. With available funds, CNote pays interest on the CNote Notes on a monthly or compounded basis. Without availability of additional funds, investors may not receive any interest until the maturity date. CNote Notes are the general obligations of the Company, regardless of payments received from any specific CDFI, and we reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent.

CNote’s goal is to address two important, current issues:

1)	CDFIs are actively seeking new sources of capital. The CDFI industry continues to experience double digit growth and yet does not have the capital it needs to fund all of the quality projects the industry aims to serve, including schools, centers and minority-run businesses. This results in a large, year over year gap, in funding, estimated at over $600 million in a 2014 CDFI Fund report. The OFN predicts that loans made by CDFIs will continue to experience a 15% year-over-year growth rate. The need for capital by CDFIs is augmented by social-economic consequences of the COVID-19 related disruption of the economy and slowdown in lending by traditional financial institutions. Fair access to capital is continued to be an issue in many vulnerable communities around the country and CDFIs are on the frontlines to ensure equal opportunities to all.

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2)	At the same time, investors are increasingly looking to align their money with their values. Numerous sources, including the Wall Street Journal, have reported that women and millennials are very interested in investing in organizations that are aligned with their values.

We use technology, data analytics, and a proprietary liquidity algorithm to match investors’ funds with the funding needs of the CDFIs. In the course of determining whether to enter into a lending relationship with CDFI borrowers, CNote conducts three levels of diligence on every potential CDFI borrower, including the following:

1)	Peer Review - AERIS is the national rating agency for the CDFI industry. AERIS prepares in-depth reports on CDFIs’ financial performance and are relied upon by major banks and government entities. CNote is reviewing AERIS generated data on CDFIs when available. CNote is also working with OFN, the national association for CDFIs, to assess potential CDFI borrowers. This review is important as OFN maintains the deepest base of knowledge of CDFI trends, challenges and performance over the last two decades.

2)	CNote Review - CNote conducts its own assessment of each potential CDFI borrower’s historical financial performance and social impact. This process includes, among other things, a review of financial and portfolio performance, audited financial statements, lending and operational policies, composition of the team and the board and strategic plan and interviews with the leadership team, board members and clients of potential CDFI borrowers.

3)	Third-Party Review – CNote will engage a third-party social finance committee, with expertise in the CDFI industry, and with no ties, financial or otherwise, either to us or to the potential CDFI borrower, to provide tertiary, third-party assessments of potential CDFI borrowers, including geo-specific and product-specific risks to be identified. The members of the third-party social finance committee engaged by CNote vary based on the domicile and type of the potential CDFI borrower. The engagement is fully voluntary and is not compensated.

The overall due diligence process typically takes between two to four weeks to complete.

CNote Platform

 We currently operate an online platform, where investors can manage their accounts and purchase CNote Notes. The CNote Notes, as more fully described in this offering circular, are general obligations of the Company, regardless of payments received from any specific CDFI borrower.  CNote will provide investors information on CDFI borrowers we have made loans to in the past and details on the types of projects they fund and their social impact, which may include stories from prior specific borrowers. However, we will not be directly connecting investors to CDFIs or to their borrowers.

Prospective CNote Notes investors will create a username and password, and indicate agreement to our terms and conditions and privacy policy.

The following features are available to participants in the CNote Notes program through our platform:

●	Available Online Directly from Us. You must purchase CNote Notes directly from us through our platform.

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●	No Purchase Fees Charged. We will not charge you any commission or fees to purchase CNote Notes through our platform. However, if you engage any financial intermediaries to manage your account or investments, these intermediaries may charge you commissions or fees.

●	Invest as Little as $1. You will be able to build ownership over time by making purchases as low as $1.

●	Flexible, Secure Payment Options. You may purchase CNote Notes with funds electronically withdrawn from your checking or savings account using our platform.

●	Manage Your Portfolio Online. You can view your investments, returns, and transaction history online, as well as receive tax information and other portfolio reports. Once you are registered, you may also make additional investments in CNote Notes, or withdrawals from your account, by logging into your existing account, visiting the Account Overview page, and either electing to increase the amount you have invested by purchasing additional CNote Notes, or electing to withdraw from your existing balance.

 Proceeds from the CNote Notes in this offering will be used to make loans to CDFIs. However, CNote Notes are not dependent upon any particular loan and remain at all times the general obligations of CNote regardless of payments received from any specific CDFI. Funds from the CNote Notes contemplated in this offering may be aggregated with funds from our disbursement account along with other funds from institutional and accredited investors to collectively fund the loans to CDFIs.  Final decisions on use of proceeds allocations will be made by management on a loan-by-loan basis.

In order to provide investors with insight into the social objectives and impact of our CDFI borrowers, CNote will provide information and insight on historical loans made and projects funded, and may also provide metrics such as percentage of businesses supported by our CDFI borrowers that are, for example, women-owned. These stories and metrics are for informational purposes only, and we do not make any representations about, or solicit contributions to, a particular loan to a particular CDFI. The Company does not provide information about its current lending opportunities and investors do not have the ability to direct their investments in CNote Notes to a loan to a particular CDFI, or to a particular borrower. Past performance is not indicative of future results.

Our Business

Under our business model, we generate revenue by keeping the difference between the interest rate we charge our CDFI borrowers and the interest distributed to investors. The interest rates we charge our CDFI borrowers and the interest rates of the CNote Notes are reviewed by management, in view of a variety of macroeconomic and market conditions, including the federal interest rate environment, fluctuations in the cost of capital averages for CDFIs, and the economics facing the Company. We also consider the competitiveness of CNote Notes as compared to rates offered by other investment products.

Our credit policy targets potential CDFI borrowers with high creditworthiness and stable financial situation. In order to borrow from CNote, potential CDFI borrowers must display characteristics indicative of a healthy loan portfolio and a durable financial situation.  We review financial and portfolio variables like repayment rates, loan delinquencies, loan loss reserves, credit enhancements and guarantees, team and board composition, lending and operational policies among others. Additionally, our CDFI borrowers are required to provide audited financials and impact data about their operational and lending activities.

The loans we make to CDFI borrowers are full recourse to the CDFI borrowers and are not reliant on proceeds from the loans each CDFI makes. The loans to CDFI borrowers are not amortizing. CDFI borrowers make payments through electronic bank payments. We are currently legally authorized to lend in 46 states plus the District of Columbia as a non-bank commercial lender.

We also engage for fee in consulting work on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting BIPOC communities and promoting the social justice. The consulting work leverages CNote’s knowledge, expertise and technology in identifying, underwriting CDFIs as well as monitoring and reporting on their financial and impact performance. The technology built for internal underwriting and monitoring CDFIs can be customized to institutional clients’ needs who invest in CDFIs directly.

Technology & Relationships

CNote believes it is uniquely poised to grow in the CDFI industry, given its industry expertise, relationships, technology and go to market strategy.

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Although CDFIs have been in existence for over 25 years, CDFIs have largely operated as a business-to-business industry. There are over one thousand CDFIs across the country of varying sizes, geographic make-ups and product lines. The CDFI Fund reports that CDFIs’ assets total over $185 billion. Though their specific areas of focus vary, all CDFIs share a primary mission of providing fair and responsible capital to segments under-served by traditional financial institutions, such as women- or minority-owned businesses, as well as community facilities and affordable housing. Each year, CDFIs must be re-certified by the CDFI Fund, which helps ensure they continue serving the communities they intend and maintain strong financial performance.

While individual CDFIs have tried to reach individual investors, few have done so successfully. The majority of CDFIs, many of whom are non-profits, do not have the marketing, legal or technology budgets and expertise to effectively address individual investors. Due to these barriers among others, according to the OFN, the membership association of CDFIs, less than 5% of CDFIs’ funding comes from individual investors.

CNote is excited to change this dynamic through technology and outreach. We currently have 16 CDFIs to which we make loans; we expect to have more than 20 CDFI lending relationships by the end of 2020. By continuing to forge relationships with key CDFIs, and the national CDFI industry, CNote is developing a scalable technology solution that will enable CDFIs to access capital from individual and institutional investors.

In addition to connecting CDFIs with new sources of impact aligned capital, CNote provides the industry as a whole with increased visibility. In turn, this will help CDFI borrowers to enhance their operational capacity as well as expand their recognition with partners and borrowers.

Our Process

CNote relies on its proprietary technology to aggregate investors’ contribution amounts and allocate the capital among different CDFI borrowers. The internal algorithm will ensure that investors’ capital is properly spread out across CDFI borrowers, including by geography and industry focus, to match CDFIs’ funding needs and optimize for liquidity, impact, return and diversification for investors. In turn, our CDFI borrowers lend to a variety of small businesses, community facilities and affordable housing projects, frequently spread across geographic areas and in varying amounts of principal, which further diversifies the risk of default under our loans.

At present, we have lending relationships with 16 CDFIs and are in the process of entering into lending relationships with two additional CDFIs. As we expand our footprint, this diversification will help ensure that we have sufficient funds to repay our investors, as repayment of the CNote Notes to our investors is not tied to any particular loan being repaid but rather comes from our aggregated pool. Increasing the number of loans to our CDFI borrowers will increase both the diversification of our loans and our ability to repay our investors. In the event that multiple CDFI borrowers were to default on their obligations, the Company would support the repayment of outstanding CNote Notes using working capital or equity.

In the event the Company would not have enough capital available to support the repayment of outstanding CNote Notes, all outstanding CNote Notes will be general unsecured obligations of the Company and would rank equally in priority with other unsecured creditors.

Currently, CNote does not let individual investors select the CDFI to which we will loan the proceeds of the purchase of the CNote Notes. We do not allow this because there is no standard set of information available to investors to adequately assess the risk of investing in a particular CDFI. Our three-part diligence process presents a critical value proposition for the investors, allowing them access to information regarding CDFIs that are otherwise difficult to find or assess.

CNote works with both individual investors and institutional investors such as Donor Advised Fund and Family Offices, whose aggregate capital is then loaned to our CDFI borrowers.

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CDFIs

We will only enter into a lending relationship with a potential CDFI borrower after satisfactory completion of our due diligence review. Prospective CDFI borrowers must provide us with relevant data about their organization’s financial health (including audited financial statements), organizational capacity, business volume and projected growth, product line, loan portfolio performance, credit enhancements, and social impact. We use this data to underwrite a CDFI borrower. As a part of the underwriting process, utilizing the proprietary risk matrix, CNote evaluates the set of indicators across chosen categories to develop a comprehensive risk assessment of a CDFI. Depending on where a CDFI falls within a category, it is assigned a risk rating score aligned to a set rubric, which is then weighted and blended with other category risk rating scores to form a composite risk rating score. The group of factors in the financial health and portfolio quality categories represent the largest weighted areas of this composite score. The factors range from qualitative like assessment of reporting and operational practices as well as quantitative like net assets, self-sufficiency, net charge off rate among others. The CDFIs with the score above average (average is determined based on the historical data analysis) are considered for investment. CNote evaluates capital demand from CDFI borrowers on a continuous basis. Our management team continuously monitors the operational and lending activities of our CDFI borrowers, including the health of their loan portfolios, to ensure against any increased risks.

Application Process

Potential CDFI borrowers may express interest in entering into a lending relationship by contacting CNote. We also are connected to potential CDFI borrowers through OFN, the national membership organization for CDFIs, and by word of mouth among members of the CDFI industry. CNote lends to qualified CDFI borrowers who pass our business, credit and impact qualifications and are approved through our underwriting process. Borrowers provide a variety of information including audited financial statements, impact report and loan portfolio status.  Our diligence process typically takes two to four weeks.

Underwriting Process

Currently, we offer CDFI borrowers term loans of different maturity and varied amounts defined during the underwriting process.

Specifically, we provide simple, balloon payment, fixed-term loans only to qualified CDFI borrowers. We do not provide loans directly to the small businesses and projects which CDFI borrowers support. In order to qualify, potential CDFI borrowers must be approved through our proprietary underwriting process, which analyzes their creditworthiness, financial health and impact data. CNote conducts three stages of due diligence on prospective CDFI borrowers, which include internal due diligence following industry best practices, reviewing opinions from AERIS, the rating agency that specializes in CDFIs and/or the opinion of OFN, the national membership association of CDFIs, and a third-party review by stakeholders, with expertise in the CDFI industry, and with no ties, financial or otherwise, either to us or to the potential CDFI borrower, to provide tertiary, third-party assessments, including geo-specific and product-specific risks to be identified.

Based on the results of our analysis, we are able to determine the terms of the loan to be made to a CDFI borrower, including the principal amount, interest rate, and term. CNote’s assessment of the CDFI’s creditworthiness, the size of the CDFI, its products line-up, general economic environment and competition for capital are principal factors, among others, that are considered in the determination of the amount, interest rate and term of the loan we make to the CDFI. Our loans are typically made to CDFI borrowers in the form of a master promissory note, which allows them to make multiple requests for advances. If a CDFI borrower makes a request for an additional loan amount, we will re-evaluate the CDFI borrower in accordance with our underwriting process. In addition, we conduct reviews on at least a quarterly basis. If the results of our analyses differ, a CDFI borrower may receive different financial terms on subsequent draw downs.

Currently, we do not require the loans we make to CDFI borrowers to have any minimum principal amount, and, while there is no set maximum loan amount either, we consider CDFI borrowers’ loan demands in light of the actual and anticipated demands of other CDFI borrowers, as well as our goal of diversifying our loans across a variety of CDFI borrowers.

We service the loans we make to CDFI borrowers in-house, using the platform we developed.

Risk Characteristics of Receivables

●	We extend loans to CDFI borrowers, which in turn make loans to small businesses, community facilities, affordable housing and other projects in under-served communities around the country. Small businesses are more sensitive to macro-economic factors, and a weakening economy will hamper the ability for a small business to meet obligations of their loans. Although our operations seek to diversify exposure by lending to a variety of CDFI borrowers, if our CDFI borrowers are unable to collect on their loans to their borrowers, our CDFIs may be unable to make payments required by the terms of our loans to them.

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●	At this stage, many of our loans are unsecured obligations of our CDFI borrowers. This means that, for those loans, we will not be able to foreclose on any assets of the CDFIs in the event of their default. This may limit our recourse in the event of a default. If the CDFIs are unable to realize any collateral securing the loans that they make if a default occurs, their ability to repay CNote and, consequently our ability to repay the CNote Notes, may be adversely impacted.

●	We do not currently have, or provide, third-party insurance on our loan products.

Portfolio Information

As of September 30, 2020, total loans receivable from 16 CDFIs were comprised of 104 loans, with balances ranging from $25,000 to $1,500,000. The loans have maturity dates ranging from October, 2020 through September, 2025 and bear interest at 1.5% to 4.5% per annum.

DESCRIPTION OF PROPERTY

We lease office space at a coworking facility in Oakland, CA on a month-to-month basis. If necessary, we believe we can find alternative office space without difficulty near our current location.

THE CNOTE PLATFORM

CNote Note investors are provided with electronic notes directly from the Company.  All CNote Notes earn an annual interest rate designated when the CNote Notes are initially purchased. Management retains the right to change the interest rate paid on CNote Notes issued in the future. Any change in interest rates will only apply to newly-issued CNote Notes. The rate can change between 1.5% and 3.0%. Changes made to interest rates paid on CNote Notes sold under this offering circular, or any supplement hereto, will not fall outside of the specified range. Changes made to interest rates paid on CNote Notes following the date of this offering circular will be disclosed to prospective investors through the distribution of a supplement to this offering circular describing the new interest, which supplement will be filed with the SEC and distributed to prospective investors along with this offering circular. These loans are callable at any time by us. That is, we may repurchase the asset from the CNote Note investor at the par value of outstanding principal plus the interest accrued through the repurchase date.

CNote Notes are held on our platform in electronic form and are not listed on any securities exchange.  Selling of CNote Notes to third parties is prohibited unless expressly permitted by us.  CNote Notes can be viewed and are accessible by accessing the “Your Account” page on our website when the investor enters his or her login credentials.

Loan Servicing

CNote has built a platform to manage investor servicing and loan servicing in-house. Investors can access and manage their accounts online at www.mycnote.com by entering their credentials.

Fees

Non-accredited investors can purchase CNote Notes via the Company’s online portal. CNote non-accredited investors will not be charged a servicing fee for their investments, but may be charged a transaction fee if their method of deposit requires us to incur an expense.

Use of Proceeds

 We intend to use all proceeds of this offering to fund loans to CDFIs through the CNote platform.  However, management retains discretion to use proceeds for other purposes, including the expenses of this offering. See “Use of Proceeds.”

 Establishing an Account

The first step to being able to purchase CNote Notes under our platform is for you to set up an account (a “CNote Account”).  Our process requires you to share your personal details and an email address to register a CNote Account. In some cases, APIs used by our partners may allow you to accelerate the application process by pre-populating basic information, but regardless, in order to set up a CNote Account all prospective investors must also complete the following steps:

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●	if you are an individual, you will need to establish a CNote Account through our platform by registering and providing your name, email address, Social Security Number, and other specified information;

●	if you are an organization, you will establish a CNote Account through our platform by registering and providing the name of the organization, the type of organization, email address, tax identification number, and other specified information;

●	in either case, you must agree to our terms of use, privacy policy, and subscription agreement, which provide for the general terms and conditions of using our platform and purchasing the CNote Notes and other applicable terms and conditions; and

●	You will connect and verify a bank account which will be used as a funding source to purchase CNote Notes.

As part of these terms and conditions and by registering to purchase CNote Notes, you will be required to certify to us, among other things, that:

●	you will have had the opportunity to download and view this offering circular and any offering circular supplement through our platform each time you purchase CNote Notes;

●	if you are an individual investor, your purchase order is submitted for and on behalf of your account;

●	if you are an organization, your purchase order has been submitted by an officer or agent who is authorized to bind the organization;

●	you are making your own investment decision by choosing to invest in the CNote Notes;

●	you may withdraw up to 10% of your principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice and subject to available funds from loans to our CDFI borrowers and other cash available to the Company;

●	we are not providing you any investment advice nor are we acting as or registered as a broker, dealer, investment adviser or other fiduciary; and

●	your purchase order and all other consents submitted through our platform are legal, valid and enforceable contracts.

You must agree to receive all notifications required by law or regulation or provided for by our platform electronically at your last electronic address you provided to us.

 After you have successfully registered with our platform, you will receive a confirmation of your successful registration. Please note that you are not obligated to submit a purchase order for any CNote Notes simply because you have registered on our platform. The CNote Notes may not be a suitable investment for you, even if you qualify to purchase CNote Notes.

If you have difficulty opening an account or otherwise using our platform, you may call a number listed on our website to speak with one of our customer service representatives or email at support@mycnote.com.  Customer service representatives will help you with technical and technology issues related to your use of our platform.  However, customer service representatives will not provide you with any investment advice, nor will they provide you with any information as to the CNote Notes, how much to invest in CNote Notes, or the merits of investing or not investing in CNote Notes.

How to Purchase CNote Notes

You may submit purchase orders by:

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●	indicating the amount of CNote Notes that you wish to purchase;

●	reviewing the applicable offering circular for CNote Notes;

●	submitting a purchase order by clicking the confirmation button.

 You will not be able to purchase a CNote Note unless you have completed all of the above steps. Once you have created an account and submitted your first purchase order, investing in additional CNote Notes is easy; simply log into your existing CNote Account and complete the steps above to make an additional purchase.

Currently, the minimum purchase order that you may submit for any particular offering of CNote Notes is $1.00, and there is no maximum purchase order that may be submitted, except for non-accredited investors, whose purchases will be subject to the following limits pursuant to SEC Rule 251(d)(2)(C):

●	natural non-accredited persons may only invest the greater of 10% of their annual income or net worth; and

●	non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

The funds from investors are drawn in a series of Closings, which occur within 24 hours or as soon as reasonably practicable following the receipt by the Company of commitments from investors to purchase an aggregate of at least $200,000 in principal amount of CNote Notes (the “Closing Threshold”). If the Company desires to change the Closing Threshold, it will file a request with the Securities and Exchange Commission (the “SEC”) through a post-effective amendment of the offering statement to which this offering circular forms a part. We refer to the date on which a Closing occurs as the “Closing Date.” Once an investor completes the registration process and commits to purchase CNote Notes, an investor is deemed to have committed to invest at the next Closing. Until a Closing Threshold is reached, an investor may modify the amount such investor will invest by changing the amount of CNote Notes the investor elects to purchase. Once the Closing Threshold is reached, investors receive notice that a Closing will occur within the next 24 hours. On the Closing Date, funds will be drawn from the investor’s bank account. Interest begins accruing on the sixth (6th) business day following the investor’s Closing Date (the “Accrual Date”). CNote Notes are issued to the investor on the Accrual Date and held on our platform in electronic form. CNote Notes can be viewed under the “Documents” tab in the investor’s account dashboard by entering login-credentials.

Auto-Invest Program

Once deployed, you can elect to participate in our auto-invest program, which allows you to automatically invest in additional CNote Notes on a recurring basis (monthly or twice a month). The terms of the CNote Notes which will be acquired with the proceeds of the auto-invest program will be those in effect as of the date of each reinvestment as set forth in this offering circular, as revised from time to time by supplements filed with the SEC. You can elect to enroll in our auto-invest program by navigating to your CNote account dashboard and selecting a recurring amount. When electing to participate in our auto-invest program, you will be prompted to choose the frequency of recurring investments (monthly or twice a month), the amount of such recurring investments and the date you would like to begin auto-investing. In addition, you will identify the bank account from which the funds would be drawn for purposes of the auto-invest program. Upon affirmatively electing to participate in the auto-invest program, you will be asked to make an ongoing representation and warranty that, if you are a non-accredited investor, you will not exceed the ownership limitations set forth under Rule 251(d)(2)(C) of Regulation A. Accordingly, each investor must determine from the outset of participation in the auto-invest program that the aggregate amount the investor elects invest through the program will not exceed the Regulation A investment thresholds and if, in the future, the investor’s circumstances change, it should alert the Company and discontinue participation is the representation and warranty can no longer be made.

The funds committed through an auto-invest program are counted toward the Closing Threshold and will be handled the same way as one-time investments.

CNote intends to treat any sales of CNote Notes made pursuant to the auto-invest program as sales chargeable against the aggregate total of offered securities pursuant to this offering circular and to include such sales when calculating the $50 million cap in offering proceeds raised under any qualified offering statement within a 12 month period in accordance with SEC Rule 251(a).

The change in rates is communicated to investors on the day when the change is effective through the filing of a supplement to this offering circular with the SEC announcing the new interest rate. Investors can cancel their participation in the auto-invest program any time from their CNote account dashboard.

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 Platform Operation

Although our platform has been subjected to testing to confirm its functionality and ability to handle numerous purchase orders and prospective investors, we cannot predict the response of our platform to any particular issuance of CNote Notes pursuant to this offering circular.  You should be aware that if a large number of investors try to access our platform at the same time and submit their purchase orders simultaneously, there may be a delay in receiving and/or processing your purchase order.  You should also be aware that general communications and internet delays or failures unrelated to our platform, as well as platform capacity limits or failures may prevent purchase orders from being received on a timely basis by our platform. We cannot guarantee you that any of your submitted purchase orders will be received, processed and accepted during the offering process.  Once a purchase order is accepted and processed, it is irrevocable.  See “The CNote Platform—Structure of Investor Accounts and Treatment of Your Balances” for more information.

Structure of Investor Accounts and Treatment of Your Balances

We will maintain records for you detailing your balance of CNote Notes, interest earned, funds available for withdrawal and historical transactions available for your review on your CNote account dashboard.

We work with Dwolla, a payment processing API, to facilitate transfers from, and to, investors’ funding sources and our CDFI borrowers. Dwolla processes payments using the ACH network.

Our process consists of the following steps:

•	Determine the aggregate amount of funds committed by our investors;
•	Using our proprietary algorithms, we identify how the funds will be allocated among our CDFI borrowers;
•	Once we have determined our commitments to our CDFI borrowers, we disburse funds to them from either our Silicon Valley Bank account or Dwolla virtual wallet in the name of CNote (FBO account in the name of CNote at Veridian Credit Union).

Tax and Legal Treatment

CNote Notes will receive interest income.  At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT.  These will need to be filed, and the interest earned on CNote Notes will need to be declared, in accordance with the United States Tax Code.  Investors’ tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant. CNote does not provide investment, accounting, tax or legal advice to CNote Notes investors and encourages investors to seek out advice from their professional advisers to fully understand their particular tax situations.

We are regulated state-by-state as a nonbank, commercial lender. Most states do not require us to obtain licenses for our commercial lending activities, as currently structured. We are currently legally authorized to lend in 46 states plus the District of Columbia as a non-bank commercial lender. As a lender we are generally subject to the lending laws of our home state of California and possibly the home state of the borrower.  We maintain a dialogue with regulators in states in which we operate and strive to run our business within the bounds of the law and the principles of fairness and goodwill.

NOTES BEING OFFERED

Following is a summary of the terms of the CNote Notes which will be offered on the CNote website.

General.   We are offering up to $46,597,305 of CNote Notes pursuant to this offering circular.

The CNote Notes will:

●	require a minimum investment per investor of $1.00;

●	represent a full and unconditional obligation of the Company;

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●	be issued on a periodic basis once the closing threshold is committed, on the date designated as an Accrual Date, with CNote having no discretion to change the Closing Threshold absent requalification by the SEC of the offering statement of which this offering circular forms a part;

●	beginning on the sixth business day after issuance, bear interest at the current rate of 2.5% per annum, compounded monthly and payable at maturity, or, at an investor's election, the interest may be paid out on a monthly basis;

●	bear interest at fixed rates. The interest rate with respect to any series of CNote Notes will be disclosed to investors prior to purchase. Subsequent changes in interest rates will only be applied to CNote Notes issued on or after such change and do not apply to CNote Notes issued prior to any such change. The rate can range between 1.5% and 3.0%. Changes made to interest rates paid on CNote Notes sold under this offering circular, or any supplement hereto, will not fall outside of the specified range. Changes made to interest rates paid on CNote Notes following the date of this offering circular will be disclosed to prospective investors through the distribution of a supplement to this offering circular describing the new interest, which supplement will be filed with the SEC and distributed to prospective investors along with this offering circular;

●	permit an investor to withdraw up to 10% of the investor’s principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice;

●	have a term of 30 months and will be callable, redeemable, and prepayable at any time by the Company for an amount equal to the principal amount of the note plus accrued and unpaid interest through the repurchase date;

●	not be payment-dependent on any underlying loan issued on our online investment platform; and

●	not be transferrable to a third party without our express permission.

Investors should be prepared to hold their CNote Notes to maturity. The Company retains the discretion to limit withdrawal requests prior to maturity depending on available funds from loans to our CDFI borrowers and other cash available to the Company. Thus, investors may not receive any interest until the maturity date. CNote Notes are the general obligations of the Company and we reserve the right to assign our obligations under the CNote Notes without first obtaining investor consent.

Ranking.   The CNote Notes will be our general unsecured obligations, and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the CNote Notes by its terms.

Form and Custody.   CNote Notes will be issued by a computer-generated program on our website and electronically signed by the Company in favor of the investor.  The CNote Notes will be stored by the Company and will remain in the Company’s custody for ease of administration.  Except during periodic system maintenance, investors may view their CNote Notes through their online dashboard.

Prepayment.   CNote Notes will be callable, redeemable, and prepayable at any time by the Company at par value plus any accrued but unpaid interest.

Conversion or Exchange Rights.   We do not expect the CNote Notes to be convertible or exchangeable into any other securities.

Events of Default.   The following will be events of default under the CNote Notes:

●	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

●	if we fail to pay the principal, or premium, if any, when due whether by maturity or otherwise; and

●	if we cease operations, file, or have an involuntary case filed against us, for bankruptcy, are insolvent or make a general assignment in favor of our creditors.

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The occurrence of an event of default of CNote Notes may constitute an event of default under any bank credit agreements we may have in existence from time to time.  In addition, the occurrence of certain events of default may constitute an event of default under certain of our other indebtedness outstanding from time to time.

Governing Law.   CNote Notes will be governed and construed in accordance with the laws of the State of California.

Exclusive Forum Provision. Section 9 of our Form of CNote Note provides that “[t]his Note shall be governed by the laws of the State of California, without regard to conflict of law provisions. In the event that the dispute resolution procedures in Section 8 are found not to apply to a given claim, any judicial proceeding will be brought in the state courts of San Francisco County, California. Both parties hereto consent to venue and personal jurisdiction there.”

THIS EXCLUSIVE FORUM PROVISION WOULD NOT APPLY TO SUITS BROUGHT TO ENFORCE A DUTY OR LIABILITY CREATED BY THE SECURITIES ACT, EXCHANGE ACT OR ANY OTHER CLAIM FOR WHICH THE U.S. FEDERAL COURTS HAVE EXCLUSIVE JURISDICTION.

This choice of forum provision may limit a holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find this provision of our Form of CNote Note to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Binding Arbitration. Pursuant to the terms of the Terms of Use, the holders of CNote Notes and the Company will agree to (i) resolve disputes, controversies and claims of the holders of CNote Notes through binding arbitration instead of through courts of general jurisdiction or through a class action and (ii) waive the right to participate in any class action or joint arbitration.

As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the Terms of Use is enforceable under federal law and the laws of the State of Delaware. Although holders of CNote Notes will be subject to the arbitration provisions of the Terms of Use, the arbitration provisions do not preclude holders of CNote Notes from pursuing claims under the U.S. federal securities laws in federal courts. THE ARBITRATION PROVISIONS OF THE TERMS OF USE ARE NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF CNOTE NOTES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE ARBITRATION PROVISIONS OF THE TERMS OF USE DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Class Action Waiver. The Terms of Use provide that the Company and the holders of the CNote Notes will waive the right to class action of any claim they may have against us arising out of or relating to our CNote Notes or the Subscription Agreement. If we were to oppose a class action demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to class action. These restrictions on the ability to bring a class action lawsuit may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company. The holders of the CNote Notes will be subject to these provisions of the Terms of Use to the extent permitted by applicable law. THE WAIVER OF THE RIGHT TO CLASS ACTION CONTAINED IN THE TERMS OF USE IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF CNOTE NOTES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE CLASS ACTION WAIVER PROVISION OF THE TERMS OF USE DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

No Personal Liability of Directors, Officers, Employees and Stockholders.   No incorporator, stockholder, employee, agent, officer, director or subsidiary of ours will have any liability for any obligations of ours due to the issuance of any CNote Notes.

PLAN OF DISTRIBUTION

Subscribing for CNote Notes

We are offering up to $46,597,305 of CNote Notes pursuant to this offering circular.  CNote Notes being offered hereby will be only be offered through the CNote website at https://mycnote.com and in some circumstances, through management-approved third party platform partners, which partners will be registered investment advisers or broker-dealers and may, by virtue of this relationship, be deemed to be underwriters. This offering circular will be furnished to prospective investors via electronic PDF format before or at the time of all written offers and will be available for viewing and download on the CNote website, on approved partner sites, as well as on the SEC’s website at www.sec.gov.

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In order to subscribe to purchase CNote Notes, a prospective investor must agree to create an account on our website, provide the requested personal information and link to a bank account, and must agree to the terms of our promissory note, terms of use, and privacy policy. Once the first investment is made, an investor can also enroll in an auto-invest program through their CNote account. See “The CNote Platform—Auto-Invest Program.”

State Law Exemption and Offerings to “Qualified Purchasers”

Our CNote Notes are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933).  As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our CNote Notes offered hereby are offered and sold only to “qualified purchasers” or at a time when our CNote Notes are listed on a national securities exchange.  “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our CNote Notes does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).  Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Physical Notes Will Not be Issued

We will not issue CNote Notes in physical or paper form.  Instead, our CNote Notes will be recorded and maintained on our membership register.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering to better understand possible demand for the CNote Note product.  These “test-the-waters” materials may include information relating to our Company, this offering, the past performance of our loan transactions, articles and publications concerning CDFI and community lending, or public advertisements and audio-visual materials, in each case only as authorized by us.  All such materials will contain disclaimers required by, and be disseminated in a fashion permitted by, Regulation A.  Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Notes, these materials will not give a complete understanding of this offering, us or our Notes and are not to be considered part of this offering circular.  This offering is made only by means of this offering circular, and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Notes.  To be clear, all investors will be furnished with a copy of a current offering circular before or at the time of all written offers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this offering circular.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.  You should review the “Risk Factors” section of this offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company operates an online platform that makes loans to CDFIs dispersed across the United States who in turn make loans to underserved communities. As of June 30, 2020, the Company has approximately $24,299,000 outstanding in loans and interest with CDFIs. The Company generates revenue primarily by retaining the difference between the interest earned on the CDFI loans versus the interest paid to its investors/noteholders. Another area of focus for CNote is leveraging Company’s expertise in technology solutions and the CDFI sector to provide data to institutional impact investors who are interested in more efficient and productive ways to reach to the most underserved communities.

The Company has experienced steady growth in its loan portfolio and resulting interest revenues. During the fiscal year ended December 31, 2019, the Company’s number of loans outstanding more than doubled from nine loans to 20 loans outstanding and its CDFI loan portfolio balance increased 55% over the prior year-end, while the weighted average interest rate on CDFI loans outstanding increased from 3.47% to 3.64% year-over-year. During the six months ended June 30, 2020, three additional loans were added, the loan portfolio balance increased 29%, and the weighted average interest rate on loans outstanding at June 30, 2020 increased to 3.79%.

Operating Results

Revenues for the six months ended June 30, 2020 are comprised of approximately $413,000 of interest earned, $277,000 of revenue associated with Company’s consulting work around funding BIPOC communities and $100,000 of revenue contributed from the technology customization for clients’ needs. We engage in consulting work on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting BIPOC communities and promoting the social justice. The consulting work leverages CNote’s knowledge, expertise and technology in identifying, underwriting CDFIs as well as monitoring and reporting on their financial and impact performance. The technology built for internal underwriting and monitoring CDFIs can be customized to institutional clients’ needs who invest in CDFIs directly.

Cost of revenues consists of interest paid (and payable) to noteholders of approximately $325,000, provision for estimated loan losses of approximately $115,000, and direct costs to maintain the Company’s online platform of approximately $177,000. For the six months ended June 30, 2020, the Company earned net interest income of approximately $88,000 before provision for loan losses, and incurred a net interest loss of $27,000 after provision for loan losses.

Operating expenses represent the cost for platform development, sales and marketing (travel, advertising and collateral), general and administrative expenses (office, professional fees and insurance), and interest expense on convertible notes. Since its inception, the Company has focused on developing the online platform, setting up the legal framework for the product and establishing industry partnerships.

 Revenues

During the six months ended June 30, 2020, the Company generated approximately $413,000 in interest revenue compared to $232,000 reported in the prior year equivalent period. The increase is a result of the higher loan origination and increases in interest rates. Average loans outstanding during the six months ended June 30, 2020 were approximately $21.2 million, a 63% increase over the prior year equivalent period. The weighted average interest rate on outstanding loans increased to 3.73% for the six months ended June 30, 2020 from 3.50% for the equivalent period in the prior year. During the fiscal year ended December 31, 2019, interest revenue increased to approximately $539,000 from $275,000 in the prior fiscal year, due to an increase in average loans outstanding to $14.6 million in 2019 from $7.9 million in 2018 and an increase in weighted average interest rate to 3.55% during fiscal 2019 from 3.40% during fiscal 2018.

In the six months ended June 30, 2020, the cost associated with revenues increased to approximately $617,000 from $346,000 in the prior year equivalent period, while in the fiscal year ended December 31, 2019, these costs increased to approximately $781,000 from $646,000 in the prior fiscal year. The increase is primarily explained by an increase in loan originations as discussed above.

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Operating Expenses

For the six months ended June 30, 2020, we had operating expenses of approximately $511,000 compared to $333,000 in the prior year equivalent period. The largest line items of operating expenses were payroll and payroll taxes, marketing expenses, and legal and other professional services.

Liquidity and Capital Resources

Sources of Liquidity

 To date, the Company has funded operations primarily through Simple Agreements for Future Equity (“SAFEs”) agreements, convertible promissory notes (“convertible notes”) and has funded its lending activities through investments in notes payable by accredited and non-accredited investors.

 Equity and Convertible Debt Financing

As of June 30, 2020, the Company has raised $1,619,500 by selling SAFEs, which do not have maturity dates, nor do they accrue interest. On August 25, 2020, the SAFEs were converted into preferred shares issued in accordance with the terms of the agreements.

As of June 30, 2020, the Company has raised $1,725,660 by selling convertible notes. The convertible notes have a maturity date of two (2) years and an interest of four (4) percent per annum. On August 25, 2020, the convertible notes were converted into preferred shares issued in a Qualified Financing at a conversion price as set in the convertible note agreement.

On August 25, 2020, the Company entered into a Series Seed financing whereby the Company may issue up to 10,985,512 shares of its Series Seed Preferred Stock in exchange for conversion of the Company’s convertible notes and accrued interest and cash consideration of up to approximately $3,500,000 (to date, the Company has sold and issued a total of 10,248,616 shares of Series Seed Preferred Stock).

The capital raised has been used to develop and maintain the Company’s platform, to fund legal expenses, for marketing and advertising, for expanding operations, and for other general corporate purposes.

Operating and Capital Expenditure Requirements

 The Company expects these existing funds, together with the recurring operating revenue, to be sufficient to meet anticipated near-term cash operating expenses and capital expenditure requirements. If those funds are insufficient to satisfy liquidity requirements, the Company intends to seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If the Company raises additional funds through the issuance of debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our Common Stock. The Company may require additional capital beyond currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

 The core elements of the Company’s growth strategy include acquiring new clients, broadening distribution capabilities through strategic partnerships, extending customer lifetime value, expanding product offerings, broadening technology functionality on the client and CDFI sides and enhancing data and due diligence analytical capabilities for internal and external use. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses will continue to increase for the foreseeable future, particularly sales and marketing and technology expenses. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

 Originations

 The Company’s future growth will continue to depend, in part, on attracting additional investors while entering into lending relationships with more CDFI borrowers. The Company plans to increase its sales and marketing spending and seek to attract these investors. We expect to rely on strategic distribution partners, affinity networks and conference and PR tactics for investor growth.

 The Company expects CDFI borrowers’ need for borrowings to increase in the future. The extent to which the Company can satisfy that increased demand for debt financing will be an important factor in its continued revenue growth. Building relationships with the membership industry network and CDFI coalitions proved to be a stable source of referrals to CDFI borrowers, and we expect this trend to continue.

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Short-term investments increased $2.25 million during the six months ended June 30, 2020 as a result of increased participation in one of the Company’s private investment programs that was introduced in October 2019.

Data and Technology Application

The Company is exploring other applications of its servicing technology, underwriting model, aggregate data on the CDFI sector rather than for internal use. The Company believes the wider use of technology in the impact investing and CDFI sector can result in a more efficient and timely capital deployment and in a more targeted impact created in underserved communities around the country.

Risk of Credit Losses

The Company recognizes the risk of loan losses by establishing a reserve of two (2) percent for potential losses to all new loans extended to CDFIs. The Company places all loans 90 days past due as to principal or interest on nonaccrual status. Since inception, the Company has experienced no loan losses or past due balances, no loans have been placed on nonaccrual status, and no loans have been modified.

Summary of Critical Accounting Policies

 This management’s discussion and analysis of the Company’s financial condition and results of operations is based on the Company’s consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, the Company bases estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company’s significant accounting policies are fully described in Note 2 to the consolidated financial statements appearing elsewhere in this offering circular. The Company believes those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

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MANAGEMENT

Name	Age	Position	Term of Office
Executive Officers/Directors:
Catherine Berman	45	President, Chief Executive Officer, Co-founder, Director	Since June 17, 2016
Yuliya Tarasava	37	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director	Since April 22, 2016

Significant Employees:
John "Michael" Ivancie, Jr.	37	VP of Marketing	Since October 2, 2017
Danielle Burns	44	VP of Business Development	Since July 8, 2019
Robert Shaw	33	Principal Engineer	Since April 8, 2019
Gasper Magallanes	36	Director of Due Diligence	Since June 1, 2020
Stacy Zielinski	41	Director of Community Development	Since February 3, 2020

Catherine Berman

Ms. Berman co-founded CNote and has served as our President and Chief Executive Officer and a member of our Board of Directors since June 2016. Before launching CNote, Ms. Berman served as Managing Director of Charles Schwab, one of America’s leading financial services businesses. At Schwab, Ms. Berman led a strategy division focusing on the future of financial services. Prior to Schwab, Ms. Berman maintained a host of management positions including Senior Vice President of Astia (venture capital), Strategy & Operations Manager at Deloitte Consulting, LLP (management consulting) and Vice President of Evins Communications, LLC. Her international work experience spans from India to Israel with extensive work in Central and South America. Her last startup, Global Brigades, grew into a multi-million dollar firm in less than four years and is now the world’s largest student development firm. Ms. Berman graduated magna cum laude from Boston University and received her MBA from the University of Oxford where she founded the Oxford Women in Business Network.

Yuliya Tarasava

 Ms. Tarasava co-founded CNote and has served as our Chief Operating Officer, Treasurer, Secretary and a member of our Board of Directors since the Company’s inception. Ms. Tarasava began her career conducting intensive quantitative research on new market opportunities and designing investment solutions across asset classes for AMG Funds—a $75 billion asset firm providing access to boutique investment strategies. Ms. Tarasava then went on to Summit Rock Advisors, a $10 billion OCIO firm, where she developed and implemented the firm’s proprietary analytics and risk management framework. Most recently, she worked with a high-growth financial services company in Kenya where she led both product development and scale strategy efforts working directly with the company’s chief executive officer. Her prior experience also includes creating an investment education portal in Russia and providing pro-bono consulting for non-profits and startups around the world. Ms. Tarasava graduated magna cum laude from Belarusian State University and received her MS in Finance from Fairfield University.

John "Michael" Ivancie, Jr.

 Mr. Ivancie is CNote’s VP of Marketing. Prior to CNote, Mike worked as a Staff Attorney at the Department of Homeland Security, which he left to start a niche law practice. After spending three years growing and marketing his practice, he transitioned to a full-time career in marketing. Mike holds a BA in Criminology with a minor in Management from UC Irvine. He received his JD from the University of Arizona in 2009, and he is a licensed California attorney. He is currently an MBA candidate at UC Berkeley's Haas School of Business.

Danielle Burns

 Ms. Burns is CNote’s VP of Business Development. Prior to joining CNote, Danielle worked for First Affirmative Financial Network in a variety of roles. She most recently served as Vice President of Sales and Marketing on a team responsible for the growth and profitability of the firm’s distribution channels. Danielle began her financial services career in 1994 with Wachovia Corporation where she worked for both Wachovia Bank and Wachovia Securities. Danielle serves on the board of Green America, a not-for-profit membership organization, whose mission is to harness economic power to create a socially just and environmentally sustainable society. Additionally, Danielle serves on the SRI Conference & Community Advisory Board. Danielle is a certified trainer for Walking on the Glass Floor which promotes Diversity and Inclusion for Women in Leadership. Danielle holds an MBA with an emphasis in marketing and the AIF® designation.

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Robert Shaw

Mr. Shaw is a software engineer with over 10 years of experience building technology, leading projects from idea to launch, and improving engineering teams. Before CNote, Rob ran product engineering at Secureware, a security focused blockchain startup. Prior to Secureware, he was a product manager and engineer at a small design and software engineering consulting firm focused on building solutions for a variety of different businesses. Rob started his career at Aprimo where he worked directly with large teams at Fortune 100 companies building out complex customizations and enterprise integrations. Rob holds a BS in Computer Science from Purdue University.

Gasper Magallanes

Mr. Magallanes is an experienced financial executive with over a decade of diligence, modeling and financial analysis experience. He maintains deep community finance, operational governance and financial audit experience with expertise on mission-based lending organizations. Gasper has experience growing and managing diverse teams, driving strategic efforts. For the past 11 years, he has worked for EdTec, a boutique fractional CFO advisory services firm, where he worked on various underwriting/lending programs with CDFIs among his clients, addressing multi-factored financial stress tests within complex modeling environments. He is a graduate of Stanford University with an academic background in Finance, Management Science and Engineering.

Stacy Zielinski

Ms. Zielinski brings over a decade of experience and deep knowledge of CDFI finance and operations to her role at CNote. She started her career in the community development space developing and managing the technical assistance program for loan clients and overseeing all aspects of business services. She later transitioned into underwriting and led the integration of the SBA Community Advantage Program into WWBIC’s lending program. At Milwaukee Economic Development Corporation (MEDC), Stacy took over the SBA Community Advantage Lending program and maintained her focus on loan origination and underwriting across different lending products. Before joining CNote, Stacy had her own consultancy practice helping CDFIs to align their finance and operations with the industry best practices. Stacy holds an MBA from Alverno College, a BA from Marquette University and brings over a decade of small business experience as owner/operator in the retail and hospitality industries.

 Family Relationships

None.

Conflicts of Interest

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and CNote on the other hand.  Several of our employees have invested through our platform in amounts up to $10,000, but we do not believe these small investments present a conflict of interest

Involvement in Certain Legal Proceedings

Except for routine collections suits against borrowers from time to time, we are not presently a party to any litigation.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company has two directors who also serve as executive officers. Their compensation for the 2020 fiscal year was as follows:

Executive Officers	Position	Cash Compensation	Other Compensation	Total Compensation
Catherine Berman	President, Chief Executive Officer, Co-Founder, Director	$115,417	$0	$115,417
Yuliya Tarasava	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director	$115,417	$0	$115,417

Executive compensation is set annually, based on several factors including company and individual leadership, performance compensation of competitor peer group, and other factors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

As of December 31, 2020

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Catherine Berman (1)	3,200,000 shares	-	48.1%
Common Stock	Yuliya Tarasava (1)	2,800,000 shares	-	42.1%
Common Stock	All executive officers and directors as a group (2 persons)	6,000,000 shares	-	90.2%
Common Stock	ManchesterStory Venture Fund, L.P. (2)	-	1,000,000 shares (3)	13.1% (4)
Preferred Stock	ManchesterStory Venture Fund, L.P. (2)	2,832,058 shares	-	26.1%

(1)	Unless otherwise noted, the address of each executive officer and director is CNote Group, Inc., 2323 Broadway, Oakland, CA 94612.
(2)	The address for ManchesterStory Venture Fund, L.P. Is 3001 Westown Parkway, Suite 102, West Des Moines, IA 50266.
(3)	Represents the number of shares issuable on exercise of the holder’s warrants.
(4)	Percentage ownership based upon the number of outstanding shares that would result from exercise of the holder’s warrants.

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LEGAL MATTERS

Certain legal matters regarding the securities being offered by this offering circular have been passed upon for us by Winston & Strawn, LLP, Chicago, Illinois.

EXPERTS

Our audited financial statements as of and for the years ended December 31, 2019 and 2018 have been audited by dbbmckennon. Such financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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CNOTE GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

F-1

CNOTE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(UNAUDITED)

	June 30, 2020	December 31, 2019

Assets
Current assets:
Cash	$1,585,689	$1,360,834
Short-term investments	2,750,566	500,000
Accrued interest receivable	561,697	448,526
Accounts receivable and prepaid expenses	1,688	4,845
Current portion of loans receivable	11,160,163	9,049,777
Total current assets	16,059,803	11,363,982

Software, net	45,170	83,731
Loans receivable, net of loan loss reserve of $474,007 and $359,020 as of June 30, 2020 and December 31, 2019, respectively	12,104,601	8,542,183
Total assets	$28,209,574	$19,989,896

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable and accrued liabilities	$19,156	$25,037
Interest payable	642,230	431,467
Deferred revenue	773,077	900,000
Current portion of notes payable, net	9,006,886	10,039,158
Current portion of convertible notes	1,000,660	420,000
Convertible note - related party	-	100,000
Total current liabilities	11,442,009	11,915,662

Notes payable, net	17,303,449	8,423,845
Notes payable - related parties	27,416	26,665
Convertible notes	725,000	580,660
Contingent obligations to issue future equity - SAFE	1,619,500	1,619,500
Total liabilities	31,117,374	22,566,332

Commitments and contingencies (Note 5)	-	-

Stockholders' Deficit:
Common stock; par value of $0.00001 per share; 10,000,000 shares authorized. 6,489,474 and 6,018,750 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	60	60
Additional paid in capital	63,022	17,492
Accumulated deficit	(2,970,882)	(2,593,988)
Total stockholders' deficit	(2,907,800)	(2,576,436)
Total liabilities and stockholders' deficit	$28,209,574	$19,989,896

See accompanying notes to the consolidated financial statements

F-2

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND JUNE 30, 2019

	2020	2019

Revenues	$789,707	$231,601
Cost of revenues	616,732	346,137

Gross income (loss)	172,975	(114,536)

Operating Expenses:
General and administrative	208,807	124,802
Sales and marketing	188,264	110,565
Research and development	114,375	97,819
Total operating expenses	511,446	333,186

Operating loss	(338,471)	(447,722)

Other (income) expense:
Interest expense	38,423	21,000

Net loss	$(376,894)	$(468,722)

Weighted average common shares outstanding - basic and diluted	6,073,363	6,007,977
Basic and diluted net loss per share	$(0.06)	$(0.08)

See accompanying notes to the consolidated financial statements.

F-3

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 AND FOR THE YEAR ENDED DECEMBER 31, 2019
(UNAUDITED)

	Common Stock		Additional		Total
	Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders' Deficit
December 31, 2018	6,000,000	$60	$3,984	$(1,431,067)	$(1,427,023)
Exercise of Warrants to Purchase Common Stock	18,750	-	750	-	750
Stock-based Compensation	-	-	12,758	-	12,758
Net Loss	-	-	-	(1,162,921)	(1,162,921)
December 31, 2019	6,018,750	$60	$17,492	$(2,593,988)	$(2,576,436)
Exercise of Common Stock Options	470,724	-	30,701	-	30,701
Stock-based Compensation	-	-	14,829	-	14,829
Net Loss	-	-	-	(376,894)	(376,894)
June 30, 2020	6,489,474	$60	$63,022	$(2,970,882)	$(2,907,800)

See accompanying notes to the consolidated financial statements.

F-4

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND JUNE 30, 2019

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(376,894)	$(468,722)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38,561	21,118
Amortization of offering costs	10,500	21,000
Stock-based compensation	14,829	938
Provision for loan losses	114,988	65,414
Changes in operating assets and liabilities:
Accrued interest receivable	(241,125)	(150,083)
Accounts receivable and prepaid expenses	3,157	-
Accounts payable and accrued liabilities	(5,881)	(20,119)
Deferred revenues	(126,923)	-
Interest payable	338,717	182,456
Net cash used in operating activities	(230,071)	(347,998)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net lendings under loans receivable	(5,659,838)	(2,180,455)
Net investment in short-term investments	(2,250,566)	-
Software development costs	-	(31,927)
Net cash used in investing activities	(7,910,404)	(2,212,382)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on notes payable	7,708,878	2,137,358
Net borrowings on notes payable to related parties	751	-
Exercise of warrants to purchase common stock	-	750
Exercise of common stock options	30,701	-
Issuance of convertible notes	625,000	672,000
Net cash provided by financing activities	8,365,330	2,810,108
Increase in cash and cash equivalents	224,855	249,728
Cash and cash equivalents, beginning balance	1,360,834	435,209
Cash and cash equivalents, ending balance	$1,585,689	$684,937

Supplemental disclosures of cash flow information:
Cash paid for interest	$79,950	$16,287
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The financial statements of CNote Group, Inc. (which may be referred to as "CNote" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform, CNote provides an opportunity for individuals and institutions to invest their money by purchasing notes issued by CNote, which in turn, lends funds to Community Development Financial Institutions (“CDFIs”) dispersed across the United States. CDFIs are banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Treasury. Once qualified, CDFIs are eligible to be partially funded by the United States Treasury through the CDFI Fund established in 1994.

The Company intends to offer individuals higher rates of return on their investments than is available to them through more traditional low-risk investment vehicles such as cash alternatives and fixed income products. The Company also intends to earn revenues by earning higher rates of return on its loans to CDFIs than the rates it must pay its individual lenders. The difference, or spread, between the rates CNote earns from its borrowers and the rates it pays to its lenders will constitute the primary component of the Company’s gross profits, before other direct costs of revenues such as software development costs, customer support costs, and operating expenses.

In December 2018, the Company formed a wholly-owned subsidiary CNote Lending, LLC, for the purpose of holding a California Finance Lenders license pursuant to the California Financing Law and to make loans to CDFIs. CNote Lending, LLC has received its California Finance Lenders license in January 2020. To date, the subsidiary has no operations.

The Company is still in the early stages of developing its business. Accordingly, risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be obtained we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity to third parties and related parties, as well as increase operating revenues. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There can be no assurances that management will be able to raise capital on terms favorable to the Company or increase revenues and margins enough to sustain operations. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The consolidated financial statements do not include any adjustments that might result from these uncertainties.

F-6

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of SAFEs, convertible promissory notes (“convertible notes”), loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit-worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include all highly-liquid debt instruments purchased with an original maturity of three months or less.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

F-7

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2020 and as of December 31, 2019. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs, convertible notes, notes receivable and payable and interest receivable and payable.

Loans Receivable and Notes Payable

Management expects that the terms of the Company’s loans receivable and notes payable typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of instruments with 30-month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise 40% of such loans receivable and notes payable can be due on demand within one year, and therefore the Company has classified its loans receivable and notes payable as available for sale with the due on demand portion considered short- term.

Internal Use Software

The Company has incurred software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver services. In accordance with ASC 350-40, Internal-Use Software, the Company has capitalized development costs related to these software applications. The company will begin to amortize these costs once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. During 2017, the Company commenced capitalization of internal software. Software development capitalized during 2017 and 2018 totaled $231,366, of which $126,709 was for an initial release of software. The Company is amortizing the initial release of the software based on the in-service date over 36 months on a straight-line basis. Amortization of capitalized software development costs recorded to expense was $38,561 and $21,118 for the six months ended June 30, 2020 and 2019, respectively. Accumulated amortization as of June 30, 2020 and December 31, 2019 was $186,196 and $147,635, respectively.

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 4.)

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of June 30, 2020 and December 31, 2019, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties.

Convertible Promissory Notes (“convertible notes”)

The Company has issued several Convertible Promissory Notes (“convertible notes”). These notes are recorded as short-term or long-term liabilities according to their stated maturity dates. (See Note 4.)

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to the convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

F-8

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather will be recognized upon the occurrence of the contingent event. (See Note 4.) The convertible notes are recorded as long-term liabilities at their face value, which is equivalent to the proceeds received for issuance.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. The options and warrants and the services received were recorded at the fair value of the options and warrants at their grant dates, using an established options pricing model. (See Note 8.)

Revenue Recognition and Cost of Revenues

CNote uses the money it borrows from individuals to loan money to CDFIs. The Company earns interest on its loans to CDFIs, which are currently the primary source of its revenues. All such loans to CDFIs are governed by signed contracts between the Company and the CDFI borrowers. Interest income is recorded based on the terms of the master promissory agreement with each CDFI. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

F-9

CNote borrows money from individuals through the Company’s online platform. The Company must pay interest on the borrowings to its lenders. All such loans are governed by signed contracts between the Company and individual lenders. The interest, which accrues according to the agreements governing terms of the loans from individual lenders, constitutes the major portion of the Company’s direct cost of revenues. Other direct costs of revenues include costs of operating the online platform, provision for loan loss reserves and customer support services.

Loan Loss Reserve

The Company establishes a reserve of two percent for potential losses to all new loans extended to CDFIs. The amount of the loan loss reserve was determined based on industry norms and trends, as well as the Company’s historical experience. Since commencing operations, the Company has experienced no delinquencies or charge-offs of loans to CDFIs.

Reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as a reduction of the loan loss reserve at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be charged off against the loan loss reserve, when and if facts and circumstances indicate that such a write off is necessary.

Nonaccrual Loans

Loans that are 90 days past due as to principal or interest are placed on nonaccrual status, and accrued interest receivable on the loan is reversed. Loans are restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At June 30, 2020 and 2019, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus Common Stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Any such Common Stock equivalents in periods where losses are incurred would be excluded as they are anti-dilutive. The Common Stock equivalents excluded from diluted earnings per share total 552,199 and 808,224 share equivalents as of June 30, 2020 and December 31, 2019, respectively.

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CDFIs. For example, as of June 30, 2020, CNote has extended loans to thirteen CDFIs. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CDFI borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding with many CDFI borrowers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc., and its wholly-owned subsidiary, CNote Lending, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

F-10

NOTE 3 – NOTES AND LOANS RECEIVABLE AND INTEREST RECEIVABLE

Loans receivable represent the principal amounts of outstanding loans the Company has made to CDFIs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CDFI borrowers.

As of June 30, 2020, the Company has outstanding loans and interest receivable from thirteen CDFI borrowers totaling approximately $24,299,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 1.5% to 4.5% per annum. The loans have terms of 30 to 60 months and may be prepaid by the borrower at any time without penalty. For certain of the loans having a 30 month term, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4. As a result, for such loans the Company has classified 40% of the loan balance with 13 to 30 months remaining term as a current asset on its consolidated balance sheet.

During the six months ended June 30, 2020 and 2019, respectively, the Company was repaid approximately $2,987,000 and $933,000 on the principal of loans receivables which were used to repay notes payable.

As described in Note 2, the Company has recorded a provision for loan losses equal to two (2) percent of the gross loans outstanding. During the six months ended June 30, 2019, the reserve rate was three (3) percent. As of June 30, 2020, the loan loss reserve totaled $474,007, which has been netted against the long-term portion of loans receivable. As of June 30, 2020 and December 31, 2019, all loans were contractually current and no loans had been placed on nonaccrual status. No loans were modified during the six months ended June 30, 2020 or the year ended December 31, 2019.

The table below summarizes the changes in the allowance for credit losses for the six months ended June 30, 2020 and the year ended December 31, 2019:

Allowance for loan losses, December 31, 2018	$354,221
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	4,799
Allowance for loan losses, December 31, 2019	$359,020
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	114,987
Allowance for loan losses, June 30, 2020	$474,007

F-11

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes payable represent the principal amounts of outstanding borrowings from individuals. Interest payable represents the outstanding interest the Company owes to the individual note holders. Notes payable from individuals are not a source of financing the Company’s operations; rather, they are used to fund CDFI loans receivable (Note 3).

As of June 30, 2020, notes payable totaled approximately $26,338,000. Notes have terms ranging from 30 to 60 months and earn interest at the rate of 2-4.0% per annum. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CDFIs vary in the future. Certain notes with 30 month terms provide the holder an option to call 10% of the original note balance each quarter. As a result, the Company has classified 40% of such notes payable with contractual maturities of 13-30 months as a current liability on its accompanying consolidated balance sheets. As of June 30, 2020, a total of $27,416 of notes are due to related parties subject to the same terms.

As of December 31, 2019, notes payable totaled approximately $18,500,000 of which $26,665 was due to related parties.

As of June 30, 2020, notes payable mature as follows:

Year Ending June 30,
2021	$9,007,000
2022	7,478,000
2023	5,669,000
2024	100,000
2025	4,084,000
$26,338,000

SAFEs

As of June 30, 2020, the Company has raised $1,619,500 via the issuance of SAFEs. The SAFE terms vary (discount rate varies from 80% to 100% (20% discount or 0% discount), and the Valuation Cap varies from $4,000,000 to $8,000,000). As of June 30, 2020, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of June 30, 2020 and December 31, 2019, management has determined that the carrying value is considered the fair value (see Note 9).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers or directors in connection with its business.

F-12

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the six months ended June 30, 2020:

Current tax provision
Federal	$-
State	-
Total	$-

Deferred tax provision (benefit) as of June 30, 2020
Federal	$(68,000)
State	(29,000)
Valuation allowance	97,000
Total	$-
Total provision for income taxes	$-

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of June 30, 2020:

Deferred tax asset attributable to:
Net operating loss carryover	$779,000
Temporary differences	(65,000)
Valuation allowance	(714,000)
Net deferred tax asset	$-

Based on federal tax returns filed, or to be filed, through June 30, 2020, the Company had available approximately $2,395,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which allows the utilization of net operating loss carryforwards in situations in which the same business operations continue. Net operating loss carryforwards can be carried forward 20 years before expiring.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction, the Delaware state jurisdiction, and the California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of June 30, 2020, $27,416 of the individual notes payable are due to Company’s two co-founders and two close relatives of one of the co-founders. See Note 4 for terms.

NOTE 8 – STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001. Upon Inception, and shortly after Inception, 6,000,000 shares of Common Stock were issued to the Company’s two co-founders. As of June 30, 2020, 6,489,474 shares of Common Stock are issued and outstanding, 6,000,000 of which are held by the Company two co-founders who remain active in the daily operations of the Company. In 2020, an external Company advisor and a former employee acquired 470,274 shares of Common Stock through the exercise of options issued in 2018 and 2019.

F-13

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). The 2018 Equity Incentive Plan provides for the grant of equity awards to employees and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 1,500,000 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan. The 2018 Equity Incentive Plan is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

In the six months ended June 30, 2020, the Company granted 177,199 stock options under the 2018 Equity Incentive Plan to employees and advisors. The granted options had an exercise price of $0.07, expire in ten years from the date of the grant, and vest over a two- to four-year period. In 2019, the Company granted 395,724 stock options to an advisor. The granted options had an exercise price of $0.07, expire in ten years from the date of the grant, and vest over a nineteen-month period.

The stock options granted during the six months ended June 30, 2020 and the year ended December 31, 2019 were valued at a total grant date fair value of $8,117 and $19,786, respectively, using the Black-Scholes pricing model as indicated below:

	June 30, 2020	December 31, 2019
Expected life (range)	3.8-4.2 years	5.5 years
Risk-free interest rate (range)	0.2-1.4%	1.6%
Expected volatility (range)	87.1-93.3%	89.2%
Annual dividend yield	0%	0%

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

In the six months ended June 30, 2020, the Company granted to an advisor a Common Stock Purchase Warrant for the purchase of 75,000 shares at a purchase price of $0.01 per share. The term of the warrant was ten years. The warrant was valued at a total grant date fair value of $4,685 using the Black-Scholes pricing model as indicated below.

Expected life (years)	4.0
Risk-free interest rate	0.3%
Expected volatility	87.2%
Annual dividend yield	0%

The expected term, risk-free interest rate, expected volatility, and dividend yield assumptions used in pricing the warrants granted were derived as described above for options granted.

F-14

Share-Based Awards Available for Grant

 A summary of share-based awards available for grant under our 2018 Equity Incentive Plan for the six months ended June 30, 2020 and the year ended December 31, 2019 was as follows:

Shares Available for Grant
Authorized at inception of plan	1,500,000
Options granted inception through December 31, 2019	(412,500)
Balance at December 31, 2019	1,087,500
Net options granted six months ended June 30, 2020	(139,699)
Balance at June 30, 2020	947,801

Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the six months ended June 30, 2020 and the year ended December 31, 2019 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2018	412,500	$0.04	7.5
Granted	395,724	0.07
Exercised	-	-
Canceled or expired	-	-
Balance at December 31, 2019	808,224	$0.05	7.5
Granted	177,199	0.07
Exercised	(470,724)	-
Canceled or expired	(37,500)	-
Balance at June 30, 2020	477,199	$0.05	8.3

At June 30, 2020, options for the purchase of 215,005 shares at a weighted average price of $0.04 per share were vested and exercisable. Expense for the issuance of stock options for the six months ended June 30, 2020 and 2019 was $1,209 and $938, respectively.

The Company will recognize the remaining value of the options through 2024 as follows:

July 1 through December 31, 2020	$2,677
2021	3,595
2022	1,864
2023	1,445
2024	93
$9,674

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

F-15

NOTE 9 – SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, COVID-19 may have a negative impact on the ability of the Company to attract new clients. At this time, we are unable to predict the extent or nature of these impacts to our future financial condition and results of operations.

Subsequent to June 30, 2020, the Company signed new notes and loan agreements with three CDFI borrowers. Loans made under these agreements earn interest at 3.8% per annum and have a maturity of 30 months. As of the date hereof the Company has over $1,600,000 in outstanding loans under these agreements.

On August 25, 2020, the Company entered into a Series Seed financing whereby the Company may sell up to 10,985,512 shares of its Series Seed Preferred Stock in exchange for conversion of the Company’s convertible notes and accrued interest and cash consideration of up to approximately $3,500,000 (to date, the Company has sold and issued a total of 10,248,616 shares of Series Seed Preferred Stock). In connection with the financing, the Company issued to three investors Common Stock Purchase Warrants for the purchase of 1,080,000 shares in the aggregate, and expects to award to its two founders, Catherine Berman and Yuliya Tarasava, stock options to purchase an aggregate of 1,000,000 shares of common stock pursuant to the Company's 2018 Equity Incentive Plan.

The Company has evaluated subsequent events that occurred after June 30, 2020 through September 22, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which management believes would have a material effect on these financial statements and have not been previously disclosed.

F-16

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

CNote Group, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of CNote Group, Inc. and subsidiary (collectively, the “Company”) which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNote Group, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

F-17

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, certain conditions including the Company not generating significant revenue from principal operations, viability of the Company’s business model, and projected continued losses raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

April 29, 2020

F-18

CNOTE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	2019	2018

Assets
Current assets:
Cash	$1,360,834	$435,209
Short-term investments	500,000	-
Accrued interest receivable	448,526	230,412
Accounts receivable and prepaid expenses	4,845	-
Current portion of loans receivable	9,049,777	5,577,242
Total current assets	11,363,982	6,242,863

Software, net	83,731	178,571
Loans receivable, net of loan loss reserve	8,542,183	5,875,857
Total assets	$19,989,896	$12,297,291

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable and accrued liabilities	$25,037	$26,070
Interest payable	431,467	227,687
Deferred revenue	900,000	-
Current portion of notes payable, net	10,039,158	5,679,630
Current portion of notes payable - related parties	-	25,000
Current portion of convertible notes	420,000	-
Convertible note - related party	100,000	-
Total current liabilities	11,915,662	5,958,387

Notes payable, net	8,423,845	6,046,427
Notes payable - related parties	26,665	-
Convertible notes	580,660	-
Convertible note - related party	-	100,000
Contingent obligations to issue future equity - SAFE	1,619,500	1,619,500
Total liabilities	22,566,332	13,724,314

Commitments and contingencies (Note 5)	-	-

Stockholders' Deficit:
Common stock; par value of $0.00001 per share; 10,000,000 shares authorized. 6,018,750 and 6,000,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	60	60
Additional paid in capital	17,492	3,984
Accumulated deficit	(2,593,988)	(1,431,067)
Total stockholders' deficit	(2,576,436)	(1,427,023)
Total liabilities and stockholders' deficit	$19,989,896	$12,297,291

See accompanying notes to the consolidated financial statements.

F-19

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

Revenues - Interest Income	$539,900	$275,139
Cost of revenues - Interest expense and other	781,422	646,162

Gross loss	(241,522)	(371,023)

Operating Expenses:
General and administrative	258,015	179,157
Sales and marketing	348,872	170,390
Research and development	231,195	126,792
Total operating expenses	838,082	476,339

Operating loss	(1,079,604)	(847,362)

Other expense:
Interest expense	82,517	42,000

Loss before provision for income taxes	(1,162,121)	(889,362)

Provision for income taxes	800	800

Net loss	$(1,162,921)	$(890,162)

Weighted average common shares outstanding - basic and diluted	6,013,408	6,000,000
Basic and diluted net loss per share	$(0.19)	$(0.15)

See accompanying notes to the consolidated financial statements.

F-20

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Additional		Total
	Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders' Deficit
December 31, 2017	6,000,000	60	-	(540,905)	(540,845)
Stock-based Compensation	-	-	3,984	-	3,984
Net Loss	-	-	-	(890,162)	(890,162)
December 31, 2018	6,000,000	60	3,984	(1,431,067)	(1,427,023)
Exercise of Warrants to Purchase Common Stock	18,750	-	750	-	750
Stock-based Compensation	-	-	12,758	-	12,758
Net Loss	-	-	-	(1,162,921)	(1,162,921)
December 31, 2019	6,018,750	$60	$17,492	$(2,593,988)	$(2,576,436)

See accompanying notes to the consolidated financial statements.

F-21

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,162,921)	$(890,162)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	94,840	42,236
Amortization of offering costs	41,995	42,000
Stock-based compensation	12,758	3,984
Provision for loan losses	4,800	218,006
Changes in operating assets and liabilities:
Accrued interest receivable	(218,114)	(187,765)
Accounts receivable and prepaid expenses	(4,845)	-
Accounts payable and accrued liabilities	(1,033)	9,067
Deferred revenues	900,000	-
Interest payable	203,780	185,666
Net cash used in operating activities	(128,740)	(576,968)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net lendings under loans receivable	(6,143,661)	(7,266,834)
Net investment in short-term investments	(500,000)	-
Software development costs	-	(57,855)
Net cash used in investing activities	(6,643,661)	(7,324,689)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on notes payable	6,694,951	7,222,090
Net borrowings on notes payable to related parties	1,665	-
Exercise of warrants to purchase common stock	750	-
Issuance of convertible note - related party	-	100,000
Issuance of convertible notes	1,000,660	-
Issuance of Simple Agreements for Future Equity ("SAFEs")	-	604,500
Net cash provided by financing activities	7,698,026	7,926,590
Increase in cash and cash equivalents	925,625	24,933
Cash and cash equivalents, beginning of year	435,209	410,276
Cash and cash equivalents, end of year	$1,360,834	$435,209

Supplemental disclosures of cash flow information:
Cash paid for interest	$259,132	$15,197
Cash paid for income taxes	$800	$800

See accompanying notes to the consolidated financial statements.

F-22

CNOTE GROUP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The consolidated financial statements of CNote Group, Inc. (which may be referred to as "CNote", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform, CNote provides an opportunity for individuals and institutions to invest their money by lending it to CNote, which in turn, lends funds to Community Development Financial Institutions (“CDFIs”) dispersed across the United States. CDFIs are banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Treasury. Once qualified, CDFIs are eligible to be partially funded by the United States Treasury through the CDFI Fund established in 1994.

The Company intends to offer investors higher rates of return on their investments than is available to them through more traditional lower risk investment vehicles such as cash alternatives and fixed income. The Company also intends to earn revenues by earning higher rates of return on its loans to CDFIs than the rates it must pay its clients. The difference, or spread, between the rates CNote earns from its borrowers and the rates it pays to its lenders will constitute the primary component of the Company’s gross profits, before other direct costs of revenues such as web site costs and customer support costs, and operating expenses.

In December 2018, the Company formed a wholly-owned subsidiary CNote Lending, LLC, for the purpose of holding a California Finance Lenders license pursuant to the California Financing Law and to make loans to CDFIs. CNote Lending, LLC has received its California Finance Lenders license in January 2020. To date, the subsidiary has no operations.

The Company is still in the very early stages of developing its business. Accordingly, risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be achieved, the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities to third parties and related parties, as well as through increased operating revenues. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins sufficiently to sustain operations. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The consolidated financial statements do not include any adjustments that might result from these uncertainties.

F-23

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of SAFEs and convertible promissory notes, loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs, convertible promissory notes (“convertible notes”), loans receivable and notes payable and interest receivable and payable.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of December 31, 2019 and 2018, the fair value of these instruments is considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there has been no change in valuation during the periods presented.

Loans Receivable and Related Notes Payable

Management expects that the terms of the Company’s loans receivable and the notes payable used to fund the loans receivable typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of such instruments having 30 month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise, 40% of such loans receivable and related notes payable can be due on demand within one year, and therefore the Company has classified its loans receivable and notes payable with 30 month terms, as available for sale with the due on demand portion considered short-term.

F-24

Short Term Investments and Related Notes Payable

Management expects that the terms of the Company’s short term investments, in the form of certificates of deposit, and notes payable used to fund these investments, will typically be three months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. The Company has classified the portion of its notes payable used to fund short term investments as current liabilities.

Deferred Offering Costs

The Company accounts for offering costs in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2017, $104,995 offering costs were incurred related to the Company’s Regulation A offering. As of December 31, 2017, all deferred offering costs were recorded as a discount to notes payable from the Regulation A offering and are being amortized over 30 months, which is the life of the initial notes payable under the offering. As of December 31, 2019 and 2018, $94,495 and $52,500, respectively, of the debt discount has been amortized and recorded as interest expense in the accompanying statements of operations. As of December 31, 2019, $10,500 remains to be amortized over the next three months on a straight-line basis.

Internal Use Software

The Company has incurred software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver services. In accordance with ASC 350-40, Internal-Use Software, the Company has capitalized development costs related to these software applications. The Company begins amortization of these costs once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. The Company is amortizing the initial release of the software based on the in-service date over 36 months on a straight-line basis. No software development costs for not yet released programs and applications met the criteria for capitalization in 2019. Amortization of capitalized software development costs recorded to expense was $94,840 and $42,236 for the years ended December 31, 2019 and 2018, respectively. Accumulated amortization as of December 31, 2019 and 2018 was $147,635 and $52,795, respectively.

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 4.)

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2019 and 2018, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties.

Convertible Promissory Notes (“convertible notes”)

The Company has issued several Convertible Promissory Notes (“convertible notes”). These notes are recorded as short-term or long-term liabilities according to their stated maturity dates. (See Note 4.)

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to the convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

F-25

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather will be recognized upon the occurrence of the contingent event. (See Note 4.) The convertible notes are recorded at their face value, which is equivalent to the proceeds received for issuance.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. The options and warrants and the services received were recorded at the fair value of the options and warrants at their grant dates, using an established options pricing model. (See Note 8.)

Revenue Recognition and Cost of Revenues

CNote uses the money it borrows from individuals and institutions to loan money to CDFIs. The Company earns interest on its loans to CDFIs, which are currently the primary source of its revenues. All such loans to CDFIs are governed by signed contracts between the Company and the CDFI borrowers. Interest income is recorded based on the terms of the master promissory agreement with each CDFI. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote borrows money from individuals and institutions through the Company’s online platform. The Company must pay interest on the borrowings to its lenders. All such loans are governed by signed contracts between the Company and individual lenders. The interest, which accrues according to the agreements governing terms of the loans from individual lenders, constitutes the major portion of the Company’s direct cost of revenues. Other direct costs of revenues include costs of operating the online platform, provision for loan loss reserves and amortization of development costs of internal use software.

Loan Loss Reserve

The Company recognizes the risk of loan losses by establishing a reserve of two (2) percent for potential losses to all new loans extended to CDFIs. During 2018, the reserve rate was three (3) percent. The amount of the loan loss reserve was determined based on industry norms and trends, adjusted for characteristics unique to the Company’s business model, as well as the Company’s historical experience. Since commencing operations, the Company has experienced no delinquencies or charge-offs of loans to CDFIs.

Reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as a reduction of the loan loss reserve at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be charged off against the loan loss reserve, when and if facts and circumstances indicate that such a write off is necessary.

 Nonaccrual Loans

Loans that are 90 days past due as to principal or interest are placed on nonaccrual status, and accrued interest receivable on the loan is reversed. Loans are restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

F-26

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were $13,552 and $23,897 for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2019 and 2018, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share excludes Common Stock equivalents for the periods ended December 31, 2019 and 2018 as they are anti-dilutive. The Common Stock equivalents excluded from diluted earnings per share total 808,224 and 431,250 share equivalents as of December 31, 2019 and 2018, respectively.

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CDFIs. For example, as of December 31, 2019, CNote has extended loans to eleven CDFIs. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CDFI borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding with many CDFI borrowers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc., and its wholly-owned subsidiary, CNote Lending, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements

ASU 2016-13, as amended by ASU 2019-10, changes the accounting for credit losses measurement on loans and debt securities. For loans and held-to-maturity securities, the Update requires a current expected credit loss (”CECL”) measurement to estimate the allowance for credit losses for the remaining estimated life of the financial asset. The CECL measurement must be developed using historical experience, current conditions, and reasonable and supportable forecasts. The standard will also expand disclosure requirements. Adoption of the new standards is required for the Company effective January 1, 2023. Early adoption is permitted. The Company does not expect the adoption of this standard to materially affect the Company’s consolidated financial statements.

The Financial Accounting Standards Board issues Accounting Standards Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

F-27

NOTE 3 – LOANS RECEIVABLE AND INTEREST RECEIVABLE

Loans receivable represent the principal amounts of outstanding loans the Company has made to CDFIs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CDFI borrowers.

As of December 31, 2019, the Company has outstanding loans and interest receivable from eleven CDFI borrowers totaling approximately $18,399,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 3.0% to 4.5% per annum. The loans mature in 30 to 60 months and may be prepaid by the borrower at any time without penalty. For loans with 30 month terms, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4. As a result, the Company has accounted for these loans, totalling approximately $16,626,000, as available for sale, and has classified 40% of the loan balance with 13 to 30 months remaining term as a current asset on its consolidated balance sheet.

During the year ended December 31, 2019, the Company was repaid approximately $4,017,000 on the principal of loans receivables which were used to repay notes payable.

As of December 31, 2018, the Company had outstanding loans and interest receivable from seven CDFI borrowers totaling approximately $12,038,000. During the year ended December 31, 2018, the Company was repaid approximately $1,091,000 on the principal of loans receivables which were used to repay notes payable.

The Company has recorded a provision for loan losses, as described in Note 2. The loan loss reserve, which has been netted against the long-term portion of loans receivable, totaled $359,020 and $354,221 as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, all loans were contractually current and no loans had been placed on nonaccrual status. No loans were modified during the years ended December 31, 2019 and 2018.

The table below summarizes the changes in the allowance for credit losses for the years ended December 31, 2019 and 2018:

Allowance for loan losses, December 31, 2017	$136,215
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	218,006
Allowance for loan losses, December 31, 2018	$354,221
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	4,799
Allowance for loan losses, December 31, 2019	$359,020

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes Payable

Notes payable represent the principal amounts of outstanding borrowings from individual and institutional clients. Interest payable represents the outstanding interest the Company owes to the note holders. Notes payable from clients are not a source of financing for the Company’s operations; rather, they are used to fund CDFI loans receivable (Note 3).

As of December 31, 2019, notes payable totaled $18,500,168. Notes mature in 30 to 60 months and earn interest at the rate of 2.75-4.00% per annum although the interest rate may be higher in the event a note holder provides stipulated new referral business to the Company. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CDFIs vary in the future. Notes with original 30-month maturities issued under Regulation D may be rolled over for additional 30-month terms at the option of the holder. Certain notes provide the holder an option to call 10% of the original note balance each quarter. As a result, the Company has accounted for these notes, totalling approximately $16,675,000, as available for sale, and has classified 40% of such notes payable with contractual maturities of 13-30 months as a current liability on its accompanying consolidated balance sheets. As of December 31, 2019, a total of $26,665 of notes are due to related parties subject to the same terms.

F-28

As of December 31, 2018, notes payable totaled $11,803,552, of which $25,000 was due to related parties.

As of December 31, 2019, notes payable mature as follows:

Year Ending December 31,
2020	$5,281,817
2021	6,427,610
2022	5,465,741
2023	-
2024	1,325,000
$18,500,168

SAFEs

As of December 31, 2019, the Company has raised $1,619,500 via the issuance of SAFEs.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

a.       the price per share of the newly issued preferred stock multiplied by the Discount Rate; or

b.       the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The SAFE terms vary (discount rate varies from 0% to 20%), and the Valuation Cap varies from $4,000,000 to $8,000,000). While the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

For one particular SAFE, if the SAFE has not been converted to shares of Preferred Stock after four years, that SAFE holder shall have the option of converting his SAFE investment to shares of Common Stock by purchasing the number of shares of Common Stock with his SAFE investment amount at a price equal to the Valuation Cap divided by the number of shares of stock and potential shares of stock, on a fully diluted basis, outstanding immediately prior to the conversion.

As of December 31, 2019, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019 and 2018, management has determined that the carrying value is considered the fair value.

Convertible Notes

As of December 31, 2019, the Company has raised $1,100,660 via the issuance of convertible notes. As of December 31, 2019 and 2018, one note in the amount of $100,000 was held by a related party. The notes bear interest at a rate of four percent per annum. As of December 31, 2019, convertible notes payable mature as follows, and are presented as short-term or long-term liabilities according to their maturities:

Year Ending December 31,
2020	$520,000
2021	580,660
$1,100,660

F-29

These notes contain both optional and automatic conversion features. Automatic conversion can be triggered upon a Qualified Financing, defined as a transaction or series of transactions in which the Company sells shares of equity securities to investors resulting in not less than $1,000,000 in proceeds to the Company, excluding the effects of the conversion of Convertible Instruments as defined in the convertible notes. Upon such event, the then outstanding principal amount and interest amount of the convertible note and shall convert into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing (excluding any discount in connection with the conversion of any Convertible Instruments) multiplied by the Conversion Rate as defined in the convertible note, and (ii) the per share price equal to the quotient resulting from dividing the Valuation Cap as defined in the convertible note by the number of Fully Diluted Shares as defined in the convertible note.

If the Company issues and sells Equity Securities in an event that does not qualify as a Qualified Financing, then upon the election of the Majority Holders of the convertible notes, the outstanding principal and interest of the convertible notes shall convert under the terms described above.

If a Change of Control as defined by the terms of the convertible notes occurs while the convertible notes are outstanding, the Company shall repay the Holder from the proceeds of the Change of Control according to the terms of the convertible notes.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2019, and 2018:

	2019	2018
Current tax provision
Federal	$-	$-
State	800	800
Total	$800	$800

Deferred tax provision (benefit)
Federal	$(241,000)	$(196,000)
State	(101,000)	(82,000)
Valuation allowance	342,000	278,000
Total	-	-
Total provision for income taxes	$800	$800

In assessing the potential realization of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2019 and 2018, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized, and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates.

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Deferred tax asset attributable to:
Net operating loss carryover	$662,000	$329,000
Temporary differences	106,000	97,000
Valuation allowance	(768,000)	(426,000)
Net deferred tax asset	$-	$-

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The valuation allowance for deferred tax assets increased to $768,000 and $426,000 during the years ended December 31, 2019 and 2018, respectively.

Based on federal tax returns filed, or to be filed, through December 31, 2019, the Company has available approximately $2,220,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2036 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2016. The Company currently is not under examination by any tax authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2019, $26,665 of the individual notes payable are due to Company’s two co-founders and two close relatives of one of the co-founders, and $100,000 of convertible notes payable are due to a close relative of a key member of management. (See Note 4.)

NOTE 8 – STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001. Upon Inception, and shortly after Inception, 6,000,000 shares of Common Stock were issued to the Company’s two co-founders. As of December 31, 2019, 6,018,750 shares of common stock are issued and outstanding, 6,000,000 of which are held by the Company’s two co-founders who remain active in the daily operations of the Company. As of December 31, 2018, 6,000,000 shares of Common Stock are issued and outstanding, all of which were held by the Company’s two co-founders.

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). The 2018 Equity Incentive Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 1,500,000 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan. The 2018 Equity Incentive Plan is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

In 2019, the Company granted 395,724 stock options to an advisor. The granted options had an exercise price of $0.07, expire in ten years from the date of the grant, and vest over a nineteen-month period. The stock options were valued at a grant date fair value of $19,786 using the Black-Scholes pricing model as indicated below:

Expected life	5.5 years
Risk-free interest rate	1.6%
Expected volatility	89.2%
Annual dividend yield	0%

In 2018, the Company granted 412,500 stock options under the 2018 Equity Incentive Plan to various advisors and employees. The granted options had an exercise price of $0.04, expire in ten years from the date of the grant, and ranged from 100% immediate vesting to vesting over a four-year period.

The stock options were valued at a total grant date fair value of $8,250 using the Black-Scholes pricing model as indicated below:

December 31, 2018
Expected life (range)	5.0-5.8 years
Risk-free interest rate (range)	2.8-2.9%
Expected volatility	56.8%
Annual dividend yield	0%

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The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

In 2018, the Company granted to an advisor a Common Stock Purchase Warrant for the purchase of 18,750 shares at a purchase price of $0.04 per share. The term of the warrant was ten years. The warrant was valued at a total grant date fair value of $375 using the Black-Scholes pricing model as indicated below.

December 31, 2018
Expected life (years)	5.0
Risk-free interest rate	2.9%
Expected volatility	56.8%
Annual dividend yield	0%

The expected term, risk-free interest rate, expected volatility, and dividend yield assumptions used in pricing the warrants granted were derived as described above for options granted. The warrant was exercised in 2019.

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under the Company’s 2018 Equity Incentive Plan for the years ended December 31, 2019 and 2018 was as follows:

Shares Available for Grant
Authorized at inception of plan	1,500,000
Options granted 2018	(412,500)
Balance at December 31, 2018	1,087,500
Options granted 2019	-
Balance at December 31, 2019	1,087,500

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Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the year ended December 31, 2019 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2018	412,500	$0.04	9.5
Granted	395,724	0.07	10.0
Exercised	-	-	-
Canceled or expired	-	-	-
Balance at December 31, 2019	808,224	$0.05	9.0

At December 31, 2019, options for the purchase of 491,877 shares at a weighted average price of $0.05 per share were vested and exercisable.

Expense for the issuance of stock options and warrants for the years ended December 31, 2019 and 2018 was $12,758 and $3,984, respectively.

The Company will recognize the remaining value of the options through 2021 as follows:

2020	$7,608
2021	4,061
$11,669

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company issued several additional convertible notes in exchange for $600,000 of cash financing. Thus, the total amount of cash financing from convertible note investors totals $1,700,660 through the date of these consolidated financial statements. The new convertible notes have terms similar to the convertible notes issued prior to December 31, 2019 as disclosed in Note 4.

Effective April 29, 2020, the Company has granted incentive stock options for the purchase of 46,498 shares of Common Stock at a purchase price of $0.07 per share. These options will vest over a four-year period and will expire in ten years.

Effective April 29, 2020, the Company has issued to an investor a Common Stock Purchase Warrant for the purchase of 75,000 shares at a purchase price of $0.01 per share. The term of the warrant is eight years.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, COVID-19 may have a negative impact on the ability of the Company to attract new clients. At this time, we are unable to predict the extent or nature of these impacts to our future financial condition and results of operations.

Subsequent to December 31, 2019, the Company obtained a loan through the Small Business Administration’s Paycheck Protection Program in the amount of $106,000. The loan has a two-year maturity and bears interest at a rate of 1% per annum.

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 29, 2020, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

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